36th INTERIM REPORT

(The 36th Fiscal Year)

From January 1, 2003 to June 30, 2003

THIS IS A TRANSLATION OF THE QUARTERLY REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

36th INTERIM REPORT

(The 36th Fiscal Year)

From January 1, 2003 to June 30, 2003

To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the Quarterly Report for the First quarter of the 36th fiscal year in accordance with the item 3 of Article 186 of Securities & Exchange Law.

Ku-Taek Lee
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Yong-Ho Sohn
General Manager of Finance
Management Department
Tel) 82-2-3457-0262

I. Overview

1.	Purpose of the Company

A.	Businesses engaged in by the Company

Items	Details

a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot Rolled Coils, Cold Rolled Coils, Stainless Steel, By-Products, etc.

b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS

c. To engage in leasing of real estate and distribution businesses	POSCO Center

d. To engage in district heating supply business

e. To engage in marine transportation, processing and sales of minerals within or outside Korea

f. To engage in all other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.

B.	Businesses not engaged in by the Company

Items	Details

a) To engage in the supply of LNG and power generation, as well as the distribution business thereof

b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Gwangyang were transformed into regional professional soccer teams.

C.	Businesses engaged by the subsidiaries and affiliates

Items	Details

Pohang Coated Steel : Manufacturing and sales of coated steel sheets

Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO Engineering & Construction : Construction and engineering

Items	Details

POS A.C. Architects & Engineering : Construction design

POSCO Steel Sales & Service : Steel product sales and general trading

POSDATA : Development and sales of computer hardware and software

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting, education

POSTECH Venture Capital Co. : Support of venture companies

POSCO Terminal Co. Ltd : Logistics Services

D.	Businesses the company plans to engage in

2.	Business Organization

A.	Highlights of the Company’s Business Organization

(1)	Historical highlights and changes since establishment

(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices

•	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Kwangyang Works : 700, Kumho-dong, Dong Kwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Tokyo Branch: POSCO Tokyo Bldg.4F. 11-14, Ginza 5-Chome Chuo-Ku, Tokyo 104 Japan

•	Overseas Offices: The Company operates six overseas offices (Hanoi, Rio de Janeiro, Singapore, EU) for the purpose of supporting international business

(d)	Milestones since Establishment

April. 1, 1968	Pohang Iron and Steel Co., Ltd. established

April. 1, 1970	1st stage construction of Pohang Works begun

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

March 3, 1987	Research Institute of Industrial Science & Technology (RIST) founded

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

December 9, 1993	ISO 9002 certification acquired

October 14, 1994	New York Stock Exchange (NYSE) listing

September 1, 1995	POSCO Center opened

October 27, 1995	POSCO’s ADRs listed on LSE

November 28, 1995	Completed Construction of COREX

September 30, 1996	Elected as Chairman of IISI

October 15, 1996	#1 Mini Mill completed

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

April 1, 1998	30th Anniversary of establishment

March 31, 1999	Completed construction of #5 Blast Furnace (24.3 million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

(e)	Changes in the largest shareholder

—	From the ‘Industrial Bank of Korea’ to ‘POSTECH.’

—	Date of Disclosure: July 27, 2001

—	Others: Refer to the disclosure of the change of the largest shareholder (July 27, 2001)

(f).	Change of Business Pursuits

The Company is a steel maker that focuses on crude steel production and steel manufacturing, as well as the production and sales of hot/cold rolled steel products. The following are changes in the Company’s business pursuits.

• 1984:	(a) Port loading, logistics, and warehouse businesses (b) Operation of professional athletic teams added to business pursuits

• 1992:	Scientific agriculture and its spread added to business pursuits

• 1994:	Real estate leasing and distribution added to business pursuits

• 1995:	‘Scientific agriculture and its spread’ exited from business pursuits Urban gas supply and power generation added to business pursuits

• 2001	Regional heating business added to business pursuits

• 2002:	Maritime transportation of natural materials at home and abroad, their processing and distribution added to business pursuits

(2)	Change of the Company name

•	Pohang Iron & Steel Co. Ltd., > POSCO

•	Effective Date: March 15, 2002 (34th Regular General Shareholders Meeting)

(3)	Merger, Acquisition and Handover of Businesses

[Irrelevant]

(4)	Major Changes in Production Facilities

Date	Item	Production capacity	Remarks

July 3, 1973	Pohang Works Phase 1 completed	1.03 million tons/year	Officially recognized production capacity

May 31, 1976	Pohang Works Phase 2 completed	2.6 million tons/year	”

Dec. 8, 1978	Pohang Works Phase 3 completed	5.5 million tons/year	”

Feb. 18, 1981	Pohang Works Phase 4-1 completed	8.5 million tons/year	”

May 25, 1983	Pohang Works Phase 4-2 completed	9.1 million tons/year	”

May 7, 1987	Gwangyang Works Phase 1 completed	11.8 million tons/year	”

July 12, 1988	Gwangyang Works Phase 2 completed	14.51 million tons/year	”

Dec. 4, 1990	Gwangyang Works Phase 3 completed	17.5 million tons/year	”

Oct. 2, 1992	Gwangyang Works Phase 4 completed	20.8 million tons/year	”

Oct. 15, 1996	STS and mini mill completed	23 million tons/year	”

Sep. 15, 1997	Gwangyang Works Continuous Casting expanded	23.4 million tons/year	”

Mar. 31, 1999	Gwangyang Works #5 Blast Furnace completed	24.3 million tons/year	”

Apr. 30, 2003	STS #3 plant completed	24.76 million tons/year	”

☐ Actual production capacity: 28.46 million tons.

[Refer to II. Business, 3. Production and Facilities, A. Production Capacity and Criteria for its calculation]

(5)  Important Developments Related with Business Operation

[Irrelevant]

B.	POSCO Conglomerate

(1)	Overview of Business Group

•	Criteria: In the past, the Korea Fair Trade Commission arbitrarily designated the top 30 Business Groups as Large Business Groups among domestic conglomerates based on the criteria of total assets in the previous fiscal year. KFTC has changed this method of categorization to be based on business practices for regulatory purposes.

—	Groups subject to regulations on a ceiling on investment in other companies: Business groups with over 5 trillion won in total assets (except business groups that have a debt ratio of below 100% according to their consolidated financial statements.)

—	Groups subjected to regulations on cross shareholding and debt guarantee: conglomerates with over 2 trillion won in total assets

(2)	Companies Belonging to Large Business Groups

■	A company in which a single shareholder and people with a special relationship to the primary shareholder own more than 30% of its stakes. Or a company in which a single shareholder in effect controls the business.

■	POSCO Group:

—	The Korea Fair Trade Commission designated business groups subject to regulations on a ceiling on investment in other companies, and those subject to regulations on cross shareholding and debt guarantee in 2003 (April 1, 2003).

—	POSCO was excluded from the groups subject to regulations on a ceiling on investment in other companies because it has a debt ratio of below 100%.

—	POSCO Group (15 companies) with total assets of 20.533 trillion won was designated as 10th among those conglomerates subject to the regulation on cross shareholding.

POSEC, POSTEEL, Changwon Specialty Steel, POSDATA, POS-AC, POSCON, POSMEC, POSTECH Venture Capital Corp, POCOS, POS-M, Seng Kwang, POSRI, POSREC, POSCO Terminal

(3)	Related laws and regulations

a. Prohibition on Cross Shareholdings (Article 9-☐ of the Fair Trade Law)

No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations which have acquired or own some of its shares

b. Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Fair Trade Law)

No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

c. Prohibition on owning shares of domestic Affiliated Corporation by venture capital (Article 9-3 of the Fair Trade Law)

No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises, pursuant to the Support of the Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.
(POSTECH Venture Capital Corp. subject to above clause)

d. Restrictions on the Voting Rights of Finance or Insurance Companies (Article 11 of the Fair Trade Law)

No finance or insurance corporation belonging to a Large Business Group shall exercise its voting rights.

e. Decision of Large-scale Intra-group Transactions by Board of Directors and Notification thereof (Article 11-2 of the Fair Trade Law)

When a corporation belonging to a business group desires to engage in any type of transactions and when the volume of such transactions exceeds the ceiling of ten percent (10%) of assets and is over 10 billion won or is in the form of securities, the board of directors of the said corporation shall reach a decision thereupon and make a notification (within one day) thereof.

f. Report of shareholdings (Article 13 of the Fair Trade Law)

A company subject to the prohibition on cross shareholdings shall report to the Fair Trade Commission the shareholdings status of the company’s shareholders, and their financial status, and their shareholdings in other domestic companies.

3.	Equity Capital

A.	New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994	February 25, 1998	May 20, 1998

Purpose	DR issuance	DR issuance	DR issuance

Number of Newly-issued Shares	2,112,676 shares (8,450,704 DRs)	655,738 shares (2,622,952 DRs)	1,923,077 shares (7,692,308 DRs)

Issue Price Per Share	Won114,142 (U$142)	Won122,655 (U$76.25)	Won73,856 (U$52)

Equity Capital (’000 Won) After the New Issue	Won469,509,050	Won472,787,740	Won482,403,125

Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

B.	Convertible Bonds

No relevant data.

C.	Bonds with Warrant

No relevant data

4.	Other information regarding Shares

A.	Total number of shares

		(As of June 30, 2003)
Authorized Shares	Outstanding Shares	Shares to be issued

200,000,000	90,781,795	109,218,205

B.	Outstanding Shares

		(As of June 30, 2003)
Type	Number of shares	Amount (thousand won)

Registered Common Shares	90,781,795	453,908,975
Total	90,781,795	453,908,975

C.	Treasury Stock Holdings

			(Shares, KRW)
Time of purchase	Type	Number of Shares	Value

Before Dec, 1999	Registered Common	4,677,646	456,347,847,340
Feb 29, 2000 ~ May 18	”	4,824,030	521,435,498,740
June 14, 2000	”	2,891,140	310,839,507,660
October 4, 2000	”	2,161,180	171,597,692,000
August 30, 2001	Cancellation	2,891,140	290,070,967,340
July 23, 2002	ESOP	633.900	63,599,820,900
November 22, 2002	Cancellation	2,807,690	281,698,345,390
Total		8,221,266	824,851,415,113

*	ESOP (Employee Stock Ownership): Purchase of Treasury Shares by the ESOA and Complementary Contributions to the ESOA

D.	Treasury Stock purchased by fund management institutes under the trust contract

As of March 31, 2003			(KRW, Shares)
Date	Name of the institute	Amount	Number of Shares

Nov. 05, 2001	Hana Bank	100,000,000,000	912,010
Total		100,000,000,000	912,010

E.	Shares held by ESOA (Employee Stock Ownership Association)

				(KRW, Shares)
Type	Beginning	Increase	Decreased	Balance

Registered Common	666,601		4,314	662,287
Total	666,601		4,314	662,287

F.	Stock Option

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

July 23, 2001	Sang-Boo Yoo	94,093	July 24, 2003 ~	KRW 98,900
	Ku-Taek Lee	47,047	July 23, 2008
	Young-Woon Kim	18,819
	Moon-Soo Park	18,819
	Chang-Oh Kang	18,819
	Soo-Yang Han	14,114
	Won-Pyo Lee	14,114
	Kwang-Woong Choi	11,291
	Choong-Sik Shin	11,291
	Jung-Won Kim	11,291
	Seong-Yong Shin	11,291
	Chung-U Park	9,409
	Won-Chul Hwang	9,409
	Sung-Hwan Kim	9,409
	Tae-Hyun Hwang	9,409
	Yong-Keun Kim	9,409
	Kwang-Hee Han	9,409
	Dong-Jin Kim	9,409
	Soo-Chul Shin	9,409
	Moon-Chan Ko	9,409
	Chin-Choon Kim	9,409
	Youn Lee	9,409
	Kyeong-Ryul Ryoo	9,409
	Seong-Sik Cho	9,409
	Byung-Hoon Kim	9,409
	Jong-Tae Choi	9,409
	Hwang-Kyu Hwang	9,409
	Song Kim	9,409
	Woo-In Lee	9,409
	Ung-Suh Park	2,352
	Jae-Young Chung	2,352
	Guil-Soo Shin	2,352
	Jong-Won Lim	2,352
	Samuel F. Chevalier	2,352
	Soon Kim	2,352

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

	Woo-Hee Park Dae-Wook Yoon	2,352 2,352

April 27, 2002	Jong-Doo Choi	9,700	April 28, 2004	KRW 136,400
	Joon Yang Chung	9,700	~ April 27, 2009
	Chang-Ho Kim	9,700
	Nam Suk Hur	9,700
	Chang-Kwan Oh	9,700
	Jeon-Young Lee	9,700

Sep. 1, 2002	Suk-Man Youn	11,640	Sep. 19, 2004 ~	KRW 116,100
	Young-Tae Keon	9,700	Sep. 18, 2009

April 26, 2003	Chang-Oh Kang	5,000	April 27, 2003 ~	KRW 102,900
	Soo-Yang Han	3,000	April 26, 2010
	Won-Pyo Lee	3,000
	Kwang-Woong Choi	6,000
	Kyeong-Ryul Ryoo	5,000
	Kim, E. Han	2,500
	Hyun-Shik, Yoo	2,500
	Han-Kyung, Kim	2,500
	Kwang-Hee Han	2,000
	Dong-Jin Kim	2,000
	Tae-Hyun Hwang	2,000
	Youn Lee	2,000
	Seong-Sik Cho	2,000
	Jong-Tae Choi	2,000
	Hyun-Shik, Chang	10,000
	Oh-Joon, Kwon	10,000

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

	Dong-Hwa, Chung	10,000
	Jin-Il, Kim	10,000
	Chun-Hwan, Lee	10,000
	Dong-Hee, Lee	10,000
	Byung-Jo, Choi	10,000
	Sang-Young, Lee	10,000
	Hyun-Uck, Sung	10,000
	Han-Yong, Park	10,000

☐ Cancellation of Stock option (’03.7.22): Byung-Hoon Kim (9,409 stocks)

5.	Voting Rights

		As of March 31, 2003
	Number of shares	Remarks

1. Shares with voting rights [a-b]	[90,781,795]
a. Number of outstanding shares	90,781,795
b. Number of shares without voting rights	0
2. Shares with restricted voting rights [ a + b + c + d ]	[9,133,276]
a. Restriction by Code of Commerce	9,133,276	Treasury Stock &
b. Restriction by Securities Exchange Law	0	Stock under trust contract
c. Restriction by Fair Trade Law	0
d. Restriction by other regulations	0
3. Shares whose voting rights have been restored
Shares which can exercise voting rights [1- 2 + 3]	[81,648,519]

6.	Earnings and Dividend for The Past Five Fiscal Years

					(Million Won)
	The 35th	The 34th	The 33rd	The 32nd	The 31st

Net Profit	1,101,325	819,319	1,636,991	1,558,032	1,122,867
EPS (Won)	13,442	10,043	19,170	16,242	11,968
Net Profit Available for Dividend Payout	1,725,043	759,120	1,946,837	1,479,586	1,218,466
Cash Dividend Paid (Payable)	286,057	204,048	204,704	159,920	117,554
Pay-out Ratio	25.97	24.90%	12.50%	10.26%	10.47%
Dividend per share (Won)	3,500	2,500	2,500	1,750	1,250
Dividend Yield	2.76	2.20%	3.18%	1.43%	2.02%
Net asset per share (Won)	125,660	116,516	108,450	96,951	86,245
Recurring Profit per share (Won)	13,442	10,043	19,170	16,242	11,968

II. Business (Manufacturing)

1.	Business Overview

A.	Current situation in the industry

In the first half of 2003, the world experienced a variable economic situation as the economies of advanced countries fell into a slump, while at the same time the economies of China, India, and former CIS countries achieved relatively solid growth. In particular, China achieved a more than 7% growth rate as the growth engine of the world economy, despite direct impact from the spread of severe acute respiratory syndrome (SARS). This is arguably the biggest reason the steel industry continued to grow in Asia until the first quarter, despite the overall economic situation remaining in the doldrums. (In contrast, the steel industry in the United States and Europe remained weak.) In addition, the Asian steel industry attained growth because Russia shunned exporting at low prices, thanks to a recovery in domestic consumption, and because major mills in various countries increased their ability to control supply and demand and to negotiate prices, thanks to an expansion in size following a series of mergers. However, the Asian steel industry started to weaken beginning in the second quarter, ending the growth momentum that had lasted five consecutive quarters, and the steel market for distribution and low-grade products plunged due to rising inventory in China and slowing growth in China and Southeast Asia due to SARS.

Accordingly, international steel prices, especially the prices of low-quality products, plummeted in the second quarter after reaching a peak in the first quarter, which in turn had an impact on high and intermediate quality products, thus lowering the level overall of steel prices in Asia at the beginning of the third quarter. However, major market forecasters, including World Steel Dynamics, predict that steel prices will stop falling in the third quarter and make a rebound in the fourth quarter.

Meanwhile, the domestic economy managed to attain a growth level of only 3-percent, which is below the potential growth rate (5%) due to delays in economic recovery in advanced nations and sluggish investment and consumption, while the economy in general deteriorated drastically. However, the steel industry continued moderate growth, as industries using steel sustained continuous expansion thanks to increasing new orders and order backlogs in the shipbuilding industry. Also positive factors were the brisk production and sales, particularly in terms of export, of cars in the automobile industry, while the inflow of imports declined due to a strong steel market in China to result in a balanced supply and demand of steel products.

In the first half of 2003, the Company continued to make stable growth while boosting its sales by over 20% year-on-year, thanks to a brisk steel market at home and abroad. In refusing to stay complacent, the company has made all-out efforts to lay a foundation to win new orders by enhancing its non-price competitiveness through the reinforcement of customer service activities, the implementation of aggressive marketing strategies to keep and expand its own market share, as well as a reduction of delivery time and improvements in quality.

In addition, the company established a customer-centered production/sales mechanism by launching a CRM system, which is the second phase project for process innovation (PI), reinforced the promotion of high value-added products, implemented activities to create demand for new products, and took precautionary measures to prevent trade conflicts through reinforced advance monitoring.

B.	Current Situation of POSCO

(1) Overview of Business Operation and Classification of Business Areas

(A) Current situation in business operation

The estimated economic growth rate for 2003 is being adjusted downward due to delays in the economic recovery of the world, which was expected following the end of the Iraqi War, the North Korean nuclear crisis, and the labor-management conflict. However, the Company has shown a strong business performance in the first half of this year, as it boosted its productivity by making internal innovations through the execution of 6-Sigma following the inauguration of PI, which resulted in enhanced efficiency in managerial activities amid improving market conditions in the steel industry.

On the production side, crude steel production edged down in the first half compared with the previous half due to a project to rationalize #1 continuous casting at Gwangyang Works, which was carried out from February to June of this year. Yet crude steel production stood at 14.031 million tons, a 2.4% increase from the same period in the previous year. The production volume of steel products also came in at 13.443 million tons, up 1.029 million tons from the same period in the previous year. At the same time, steel sales stood at 13.804 million tons, up 3.7% from the same period of last year. Also the Company’s inventory declined steadily to 359,000 tons, down 26% from the same period last year, as steel demand increased, and a real-time inventory management system became operational following last year’s launch of PI in July.

Sale prices, which were on the rise starting in the second quarter of last year, have remained stable since the first quarter of this year. The average price of steel products in the first half stood at 482,000 won, up 19% from the same period of last year. As a result, sales jumped 25% from the same period of last year to 6.7879 trillion won, and operating profit shot up 157% from the same period of last year to 1.5589 trillion won. This was largely thanks to activities to boost profitability, including PI and 6-sigma, as well as increases in prices and sales that came despite a hike in the price of raw materials such as nickel. Though the won currency appreciated during the period, gains from foreign currency transactions declined from the same period of last year to 11.5 billion won due to a decline in foreign currency-denominated debts.

Net financing cost also declined because of a fall in foreign currency-denominated debts, and a rise in cash reserves for business operations. The Company had 3.3 billion won in gains from the reevaluation of its shareholdings thanks to brisk business at its affiliates in Korea and elsewhere. Accordingly, the net profit in the first half of this year stood at 1.0187 trillion won, up 183% from the same period of last year.

The Company’s assets totaled 17.6218 trillion won, an increase by 189 billion won from the same period of last year. Of the total asset sum, liquid assets added up to 4.683 trillion won, an increase by 932.8 billion won from the end of last year, as the Company increased cash-holdings due to instability in the financial market. Fixed assets totaled 12.9388 trillion won, marking a decline of 555.5 billion won from the end of last year as the value of its investment assets fell 361.2 billion won, due to a drop in the value of held securities including SKT shares, and the sale of SK IMT shares. Liabilities came in at 5.3920 trillion won, decreasing by 530.9 billion won from the end of last year due to a fall in debts and a decline in trade payables. The company’s equity capital totaled 12.2298 trillion won, with an increase of 908.2 billion won from the end of last year.

Looking at major indicators in the Company’s financial statements, the ratio of operating profit to net sales stood at 23% due to a rise in steel prices and a jump in sales, while the return on equity (ROE) increased to 17.3% from 6.6 % in the same period of last year. The ratio of paid-in capital has continued to rise to stand at 69.4%, and the ratio of net interest expenses relative to EBITDA rose to 17.8 times from 3.7 times in the same period of last year. In addition, the ratio of net debts has improved to 14.2% thanks to the continuous payment of debts and cash inflows from business operations.

Looking at major business activities, the Company started the construction of STS #3 in 2001 to increase its production capacity and cope with rising STS demand, and completed STS #3 with an annual steel production capacity of 600,000 tons last April. With the completion of this plant, it raised its STS production capacity by 460,000 tons to a total of 1.66 million tons per year, becoming the fifth in the world in STS production capacity. Also, it completed a project to rationalize #1 continuous casting at Gwangyang Works with a focus on improving productivity and product quality.

On the other hand, the Company completed the FINEX Demo Plant on May 29, adding the finishing touches to a next-generation state-of-the-art iron making technology constructed as part of its continuous investments in R&D. The Company has been investing in this technology since 1992, and is now operating the 600,000 ton-class plant on a trial basis. The plant is superior to conventional blast furnaces in terms of investment cost, production cost, and environmental impact, and thus is expected to replace existing blast furnace facilities.

Meanwhile, to maximize profits, the Company plans to set its sales mix to focus on high profit steel products as part of a long-term production and marketing strategy. This scheme is intended to maximize profits by targeting the production and sales of products that earn high profit margin, and for which demand is expected to rise. To this end, the company will beef up the share of high profit margin products among hot-rolled and cold-rolled steel products including API, as well as steel for automobiles and EDDQ featuring superior versatility, to 25.7% from 22.4% in 2002. Also, it will focus on developing products that meet customer needs, in close collaboration with its clients, as well as high value-added products for which demand is expected to increase in the future.

In order to move into the Chinese market, which is very important in the world’s steel industry, the Company is taking a two-fold approach — namely the expansion of its investment in Chinese affiliates to increase capacity and investment in new businesses. Firstly, the Company completed investment in one of three companies in China, which was started during the first quarter with an eye to expanding capacity; it plans to finish the project to boost the capacity of Zhangjiagang by this coming September.

Secondly, the Company has selected business areas for new investments, including the Quingdao STS project and a center to process steel sheets for automobiles in Shanghai. In addition, in order to operate Chinese affiliates more efficiently and discover new investment opportunities more effectively, the Company established a Chinese head office last March. As a result, the production capacity in China has risen to 1.05 million won per annum (if the Quingdao STS project is included).

In going forward, the Company will continue to make efforts to cope effectively with rising demand for general steel products and high value-added products, and will seek to discover new opportunities in order to achieve solid growth on the basis of its corporate competence.

At the same time, the Company is making a steadfast effort to improve its corporate governance structure, which is becoming an increasingly important matter of focus. In order to enhance the accountability and transparency of its management, the Company has already started to appoint more than half of its board members from outside, and has filled all the members of its Audit Committee with outside directors. Furthermore, it is recruiting all members of its Director Candidate Recommendation and Evaluation Committee from outside. In a bid to keep pace with domestic and international business environments that demand a high level of ethics, and to become one of the world’s leading companies, the Company declared the “POSCO Code of Ethics” in June with the presentation of five guiding ethical principles and rules of conduct. As a result of these efforts, the company was selected in 2003 as an “Enterprise with a Good Corporate Governance Structure” by the Korea Corporate Governance Service, and chosen internationally as the best IR company and the best CEO company by Institutional Investor.

(B) Classification of Business Areas for Public Disclosure

[Irrelevant]

(2) Market Share

					(Unit: million tons, %)
	Interim of		Annual for the		Annual for the
	the 36th fiscal year		35th fiscal year		34th fiscal year

Category	(Interim of 2003)	Market share	(2002)	Market share	(2001)	Market share

Crude steel production	22.8	100	45.4	100	43.9	100

POSCO	14.0	61	28.1	62	27.8	63
Others	8.8	39	17.3	38	16.1	37

☐ Estimated data

(3) Characteristics of the Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries. By supplying high quality steel materials to the users, POSCO endeavors to attain shared development and prosperity together with its customers.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.

(4) Current Situation and Prospect of New Businesses

[Irrelevant]

2. Key Products and Raw Materials

A. Current Situation of Key Products

(Unit: 100 million won)
Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)

Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	30,612 (46%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		24,133 (37%)

Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)

		STS	Silverware, steel pipes, etc		10,927 (16%)
	Others	Byproducts, etc.	Raw material for cement, etc.		556 (1%)

		Total			66,228 (100%)

Note) Excludes sales discount/transportation fees

B. Price Trends of Key Products

(Unit: won/ton )
		Interim of the 36th	Annual for the 35th	Annual for the 34th
		fiscal year	fiscal year	fiscal year
Items		(Jan. 1~June 30, 2003)	(Jan. 1~Dec. 31, 2002)	(Jan. 1~Dec. 31, 2001)

Hot-rolled coil	Domestic	360,983	317,632	287,994
	Export	397, 957($330)	318, 297($255)	277, 614($215)
Cold-rolled steel sheet	Domestic	467,033	417,720	386,921
	Export	491, 732($408)	371, 319($297)	367, 116($284)

(1) Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product item based on its total sales during the given period, excluding freight revenue.

(2) Factors of Price Fluctuations

•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

C. Current Situation of Major Raw Materials

(Unit: million won)
Purchase amount
Business area	Type of purchase	Item	Specific use	(portion)	Remarks

Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	613,404 (26.7%)	BHP, and Hamersley of Australia CVRD of Brazil

		Coal	Coking coal: Heat source for blast furnaces, Reductant Smokeless coal: Sintering fuel	613,574 (26.7%)	BHP of Australia Fording of Canada

		Iron materials	Iron material for steelmaking	84,878 (3.7%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	633,915 (27.6%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw materials	Submaterials for ironmaking, steelmaking	282,870 (12.3%)	Alloy iron, Nonferrous metal, Claus

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	69,877 (3.0%)	Limestone, manganese, fluorite

Total				2,298,518

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

D. Price Trends of Key Materials

	(Unit: won/ton)
	Interim of the 36th
Category	fiscal year	The 35th fiscal year	The 34th fiscal year

Iron ore	30,165	31,064	33,261
Coal	60,922	61,993	61,832
Scrap iron	171,786	150,529	145,411
Nickel	9,932,846	8,435,974	7,913,810

(1) Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2) Key Factors in Price Fluctuations

A.     Iron ore (The unit price declined 899 won in terms of the won currency compared with the 35th fiscal year)

•	The FOB price remained the same, but shipping charges rose ($0.52 per ton) due to a rise in oil prices. However, the unit price fell due to a fall in won-dollar exchange rates.

•	Trend of purchase price (CFR): $25.22/ton —> $24.15/ton —> $24.42/ton

Trend of average exchange rate: Won 1,291/$ —> Won 1,253/$ —> Won 1,206/$ (2001) —> (2002) —> (Interim of 2003)

B.     Coal: (The unit price fell 1,071 won due to a fluctuating won currency compared with the 35th fiscal year)

•	The price calculated in won declined due to a fall in exchange rate.

•	Trend of purchase price (CFR): $46.88/ton —> $48.55/ton —> $48.72/ton (2001) (2002) (Interim of 2003)

C. Scrap iron

•	The price of imported scrap iron increased as scrap iron on demand rose due to a booming steel market in East Asia, while the supply from the US and Europe declined.

•	Trend of purchase price (CIF): $110/ton —> $116/ton —> $137/ton (2001) (2002) (Interim of 2003)

D. Nickel

•	It is projected that there will be nickel supply shortages amounting to about 30,000 tons in 2003, because STS production capacity worldwide is rising but nickel production facilities are likely to be completed only after 2006. As a result, there will likely be a strong demand for nickel, which will raise nickel prices significantly in the early part of next year.

•	Trend of LME price: $5,952/ton —> U$6,768/ton —> U$8,356/ton
(2001) (2002) (Interim of 2003)

3. Production and Facilities

A. Production capacity

			(Thousand Ton)
	2003 2Q	2002	2001

Pohang Works	6,330	12,200	12,200
Kwangyang Works	7,900	15,800	15,800

Total	14,230	28,000	28,000

- Pohang Works : #1 Steel Making (1,300) + #2 Steel Making (4,200) + STS (830) = 6,330

- Kwangyang : #1 Steel Making (3,400) + #2 Steel Making (3,600) + Minimill (900) = 7,900

- Total = 14,230 thousand tons

* Based on actual capacity revised on April, 1999

B. Production and Capacity Utilization Rate

(1) Production

		(Thousand Ton)
		Interim of 2003	2002	2001

	Pohang	6,097	12,164	12,042
	Kwangyang	7,934	15,902	15,784
Crude Steel		14,031	28,066	27,826
Plate	Pohang	1,528	3,046	3,069
HR Products		5,173	9,388	9,770
	Pohang	2,026	3,185	3,471
	Kwangyang	3,147	6,203	6,299
CR Products		4,508	8,923	8,736
	Pohang	560	1,531	1,533
	Kwangyang	3,948	7,392	7,203
STS	Pohang	677	1,236	1,228
Others	Pohang	1,453	2,949	2,790
	Kwangyang	104	108	228

	(Thousand Ton)
	Interim of 2003	2002	2001

Pohang	6,244	11,947	12,092
Kwangyang	7,199	13,703	13,730
Finished Products	13,443	25,650	25,822
Pohang	126	584	490
Kwangyang	208	867	927
Intermediate Products	334	1,451	1,416
Pohang	6,370	12,531	12,582
Kwangyang	7,407	14,570	14,656

Total Products	13,777	27,101	27,238

(2)  Capacity Utilization Rate for Interim of 2003 in Terms of Crude Steel Production

	(Thousand Ton)
	Capacity	Production	Utilization Rate

Pohang Works	6,330	6,907	96.3
Kwangyang Works	7,900	7,934	100.4

Total	14,230	14,031	98.6

- Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

(1) Book Value of Fixed Assets

	(Million Won)
	Beginning Book			Ending Book
	Balance	Change	Depreciation	Balance

Pohang
Land	411,045	-5,075		405,970
Building	927,619	100,352	27,847	1,000,124
Structures	405,422	25,663	13,565	417,520
Machinery & Equipment	1,881,226	733,812	339,227	2,275,811
Vehicles	11,408	8,545	1,815	18,138
Tools and Fixtures	9,111	1,083	2,201	7,993
Furniture & Others	20,955	3,251	3,110	21,096
Kwangyang
Land	379,760	-1,618		378,142
Building	906,190	13,339	34,107	885,422
Structures	541,283	3,281	22,012	522,252
Machinery & Equipment	2,099,283	136,245	229,723	2,005,805
Vehicles	3,873	8,810	1,328	11,355
Tools and Fixtures	7,234	7,103	2,229	12,108
Furniture & Others	8,246	959	1,911	7,294

(2)	Major Capital Expenditures

(a)	Investments under construction

	(Hundred million Won)
		Invested
	Total	Amount	Amount to
	Investment	(2Q 2003)	Be invested

Expansion	4,453	959(763)	3,494
Maintenance	2,179	1,387(732)	792

Total	6,632	2,346(1,495)	4,286

(b)	Planned investments

	(Hundred Million Won)
	Total
	Amount	2003	2004	2005

Total		12,739	15,985	16,282

4. Sales

A. Breakdown of Steel Product Sales

	(Thousand Ton, Hundred Million Won)
		2Q 2003		2Q 2002		2002

		Volume	Amount	Volume	Amount	Volume	Amount

Hot Rolled Products	Domestic	7,050	26,097	6,921	22,042	14,044	46,732
	Export	1,267	5,250	1,080	3,241	2,294	7,776

	Total	8,317	31,347	8,001	25,283	16,338	54,508

Cold Rolled Products	Domestic	3,072	15,573	2,847	12,558	5,952	27,577
	Export	1,746	9,176	1,828	6,929	3,657	15,019

	Total	4,818	24,749	4,675	19,487	9,609	42,596

Stainless Steel	Domestic	459	7,750	435	6,473	857	13,331
	Export	210	3,264	195	2,778	390	5,772

	Total	669	11,014	630	9,251	1,247	19,103

Others	Domestic		873	—	634	—	1,326
	Export		36	—	—	—	—

	Total		909	—	634	—	1,326

Total	Domestic	10,581	50,293	10,203	41,706	20,853	88,966
	Export	3,223	17,726	3,103	12,948	6,341	28,567

	Total	13,804	68,019	13,306	54,654	27,194	117,533

Discount			-140	—	-110	—	-247

Grand Total		13,804	67,879	13,306	54,544	27,194	117,286

- Export includes local export sales

B. Marketing organization, channel and strategy

(1)	Organization

Hot Rolled Steel Sales Dept., Cold Rolled Steel Sales Dept., Automotive & Electrical Flat Products

Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept.

(2)	Sales Channel

i)	Direct sales : POSCO —> Customers

ii)	Indirect Sales

- Domestic market : Sales agents, e-sales or POSTEEL

- Overseas Market : General Trading Companies

(3)	Sales Condition

- Domestic Sales : Credit sales based on production to order

- Export Sales : Sales based on irrevocable Letter of Credit

(4)	Sales strategies

o Change marketing strategy toward higher profits

- Enhance sales mix focused on profitability

- Increase sales of high value-added products and differentiate each market based on the customer.

o Secure Domestic market share and diversification of export market

- Increase market share at domestic competing products

- Secure stable export market and focus on high value-added products

- Increase on time delivery rate

o Strengthen marketing focused on customer oriented

- Increase customers’ satisfaction

- Strengthen the technology service to the customers to support the quality competence

6. Related to the Derivatives

A. Foreign Exchange Position

	(Unit: USD, EURO: Thousand, JPY: Million)
			Current Position			Future Position

Nation	Currency		Position	Assets	Debt	Position	Assets	Debt

USA	$	USD	-975,832	291,247	1,267,079
Japan	¥	JPY	-69,498	1,895	71,393
Germany		DEM
UK	£	GBP
Euro land		EURO	-31,512	1,340	32,852
Others

* Current position based on foreign assets and debt.

(Unit: USD, EURO: Thousand, JPY: Million)
			Option Position			Swap Position

Nation	Currency		Position	Assets	Debt	Position	Assets	Debt

USA	$	USD				174,000	174,000
Japan	¥	JPY				-22,868		22,868
Germany		DEM
UK	£	GBP
Euro land		EURO
Others

B. Risk Management for Foreign Exchange

     There are three basic strategies for the risk management for foreign exchange.

          First, Natural Hedge.

     Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

          Second, Balance the assets and debt.

     An Increase in foreign assets as well as a decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

          Third, Introduce the risk management system.

     POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

7. Important contracts

A. Import Contract

     N.A.

8. Research & Development

A. R & D Organization

		Number of
		Teams or groups	Staff

In-house	Technology Development Department	10	93
	Finex Development Department		161
	Technical Research Laboratory (Group)	13	538
Independent	Research Institute of Industrial Science and Technology		331

B. R&D Expense

	(Million Won)
	2002	2001	2000

1. Raw Materials	22,291	21,362	14,782
2. Labor cost	22,954	18,588	20,075
3. Depreciation	11,577	15,626	15,785
4. Subcontract	89,086	100,598	101,561
5. Other Expense	38,189	24,389	24,942
Total	184,097	180,563	177,145

9. Other information for investment decision making

A. Funding from domestic market

	(Hundred Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance

From Money Market
Banks
Others
From Capital Market
Bond (private)
Bond (public)	21,000	(2,000)	19,000
Others

Total	21,000	(2,000)	19,000

B. Funding from overseas

	(Hundred Million Won)
	Beginning	Increase (Decrease)	Ending Balance

Financial Institutions	3,409	(260)	3,149
Bond	17,885	(1,686)	16,199
Equity
Others

Total	21,294	(1,946)	19,348

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

	(Unit: million won)
	2Q 2003	2002	2001	2000	1999

Current Assets	4,682,996	3,772,625	3,560,773	4,543,060	4,166,180
Quick Assets	3,388,525	2,501,696	2,191,303	3,080,993	2,876,489
Inventories	1,294,471	1,270,929	1,369,470	1,462,067	1,289,691
Fixed Assets	12,938,822	13,471,861	14,054,757	13,223,506	13,061,277
Investments	3,530,266	3,869,016	4,609,647	3,990,724	3,443,239
Tangible Assets	9,067,269	9,271,701	9,118,589	8,929,983	9,411,491
Intangible Assets	341,287	331,144	326,521	302,799	206,547
Deferred Assets	—	—	—	—	—
Total Assets	17,621,818	17,244,486	17,615,530	17,766,566	17,227,457
Current Liabilities	2,562,103	2,497,274	2,252,545	3,509,702	2,994,780
Fixed Liabilities	2,829,917	3,180,416	5,166,492	4,826,918	5,146,157
Total Liabilities	5,392,020	5,677,690	7,419,037	8,336,620	8,140,937
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,685,953	3,685,953	3,673,621	3,670,457	3,675,351
Retained Earnings	513,177	513,177	500,845	497,681	502,575
Capital Adjustments	3,172,776	3,172,776	3,172,776	3,172,776	3,172,776
Total Shareholders’ Equity	9,256,686	8,483,234	6,986,939	6,662,163	5,208,591
Total Sales	Δ1,195,244	☐1,084,794	☐946,470	☐1,385,078	☐279,825
Operating Profit	12,229,798	11,566,796	10,196,493	9,429,946	9,086,520
Recurring Profit	6,787,946	11,728,595	11,086,119	11,692,000	10,696,148
Net Profit	1,558,856	1,833,485	1,429,457	2,099,224	1,819,452
	1,377,219	1,465,444	1,114,971	1,331,484	1,662,779
	1,018,668	1,101,325	819,319	1,636,991	1,558,032

2.	Items to pay attention for use of Financial Statements

A.	Principles to write Financial Statements

The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on financial statements are as follows.

	For 2Q 2003 and 2002	For 1999, 2000 and 2001

CPAs	Samil Accounting Corp	Anjin & Co Arthur
	PricewaterhouseCoopers	Andersen
Audit Opinion	Unqualified	Unqualified

B.	Any violations against GAAP

(1)	Violations which need to amend financial statements

N.A.

(2)	Violations, which are not related with amendment of financial statements

N.A.

3.	Unconsolidated Financial Statements

A.	Balance Sheet

Refer to the attached the review report for the three months periods ended June 30, 2003

B.	Income Statements

Refer to the attached the review report for the three months periods ended June 30, 2003

C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

D.	The Financial Statement before and after amended in this fiscal year

N.A.

4.	Consolidated Financial Statements

A.	Summary for the fiscal years 1998 through 2002

(million won)

	2002	2001	2000	1999	1998

Current Assets	5,397,476	4,960,937	6,306,451	5,982,514	7,016,426
Quick Assets	3,726,031	3,223,686	4,394,808	4,306,231	5,441,838
Inventories	1,671,446	1,737,251	1,911,643	1,676,282	1,574,588
Fixes Assets	13,679,373	14,444,398	13,840,224	13,707,420	13,562,658
Investments	2,879,987	3,352,924	2,849,980	2,472,524	1,763,880
Tangible Assets	10,324,574	10,600,766	10,454,929	10,811,472	11,153,471
Intangible Assets	474,812	490,708	535,315	423,424	241,257
Deferred Assets	0	—	—	—	404,050
Adjustment for consolidation	0	—	—	—	21,619
Total Assets	19,076,849	19,405,334	20,146,675	19,689,934	20,600,703
Current Liabilities	3,965,489	3,618,918	5,346,831	4,524,361	5,190,203
Fixed Liabilities	3,536,930	5,435,628	5,241,545	5,965,490	7,059,046
Deferred Liabilities		—	—	—	17,231
Total Liabilities	7,502,419	9,054,546	10,588,376	10,489,851	12,266,480
Minority Interest	279,165	168,171	159,623	121,333	118,129
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,797,737	3,859,030	3,860,756	3,799,991	4,023,046
Retained Earnings	8,219,499	6,966,189	6,595,470	5,193,185	3,675,392
Capital Adjustments	-1,204,374	-1,125,004	-1,539,953	-396,830	35,253
Total Shareholders’ Equity	11,574,430	10,350,789	9,558,299	9,200,082	8,334,223
Total Sales	14,354,918	13,121,097	13,776,214	12,701,013	13,613,157
Operating Profit	2,049,867	1,587,293	2,306,463	2,020,805	1,900,700
Recurring Profit	1,507,437	1,174,673	1,384,660	1,707,201	1,506,764
Total Net Profit	1,109,132	837,210	1,642,350	1,555,348	1,107,696
Consolidated Net Profit	1,089,288	845,679	1,636,667	1,554,397	952,933
Number of Consolidated Companies	33	32	34	34	34

B.	Items to pay attention for use of Financial Statements

(1)	Principles to write Financial Statements

The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on financial statements are as follows.

	For 2Q 2003 and 2002	For FY 1999, 2000 and 2001

CPAs	Samil Accounting Corp	Anjin & Co Arthur
	PricewaterhouseCoopers	Andersen
Audit Opinion	Unqualified	Unqualified

(2)	Any violation, need to amend the consolidated financial statement

N.A

(3)	Any violation, does not need to amend the consolidated financial statement

N.A

(4)	The companies included in the consolidated financial statement in the recent 3 fiscal years

	The companies included	The companies added	The companies dropped

2002	POSCO and 33 companies	POSREC Qintao
2001	POSCO and 32 companies	—	POS Energy and other
2000	POSCO and 34 companies	POSTEC Venture and other	Davy Distington Ltd and other

C.	Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the 35th Consolidated Financial Statements as of December 31, 2002

(2)	Consolidated Income Statements

Refer to the 35th Consolidated Financial Statements as of December 31, 2002

6.	Divisional Financial Status

A.	Divisional Financial Information

N.A

The POSCO and its related companies have been operating mainly steel business

B.	Regional Financial Information

N.A

There is not any country or region, in which the sales or assets of the companies or division are bigger than 10% of consolidated sales or assets

7.	Financial Statement before and after consolidation

A.	The overview of consolidation

N.A

B.	Financial Statement before and after consolidation

N.A

C.	Issues related Consolidation

N.A

IV.	Current Situation on Corporate Governance and Company Affiliates

1.	Overview of Corporate Governance

A.	Issues Related with the Board of Directors

(1)	Composition of the Board of Directors

(A)	Authority of the Board of Directors

•	Deliberation and resolution of legal issues and key matters in business operations

-	Discusses and make decisions on the convocation of shareholders meetings and submission of agendas for shareholders meetings, as well as on legal issues including the issuance of new shares, and the repurchase and disposal of company shares

-	Discusses and makes decisions on key matters in business operations, including mid- and long-term business strategies, annual business plans, and new investments in and outside of the company

•	Recommendation of standing directors of the board, and election of the chairman of the board, president, vice-presidents, executive vice president, and senior vice presidents among standing directors

•	Selection of members of the special committees

•	Determination of the functions of the board of directors and special committees

(B)  Whether to disclose personal profiles of director candidates before shareholders meeting, and whether shareholders can recommend candidates

Feb. 17, 2003	The Director Candidate Recommendation and Evaluation Committee recommended 3 candidates for outside directors

Feb. 18, 2003	The board of directors recommended 2 candidates for standing directors

Feb. 18, 2003	Disclosed the personal profiles of director candidates and their relevant experience

Mar. 14, 2003	Selected directors (shareholders meeting)

(C)  Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation and Evaluation Committee

Is an outside
o Name	director	Remarks

Park Ung-suh (Chairman) Lim Jong-won (member) Samuel F. Chevalier (member) Yoo Hyun-shik (member) Kim Han-kyung (member)	o o o o o	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
- Outside directors (5):
Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

(D)  List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks

Park Ung-suh	• Prof. of Sejong University, president of the Korea-Australia Foundation	None

• Former president of Samsung Petrochemical Co.

(Economics at Seoul National University, PhD in economics from University of Pittsburgh)

Chung Jae-young	• Vice president of SungKyunKwan University	”

• Former president of the Korean-Japanese Economics and Management Association

(Business administration at Sungkyunkwan University, PhD in business from Waseda University)

Relation with
majority
Name	Experience	shareholder	Remarks

Shin Guil-soo	• President of International Strategic Management Institute	”

• Prof. of Business Administration and Economics, Myongji University

(Business administration at SNU, PhD in business administration from Myongji University

Im Jong-won	• Prof. of business administration, SNU	”

• Former chairman of the Korea Marketing Association

(Business administration at SNU, PhD in business administration from University of Alabama)

Samuel F. Chevalier	• Former vice chairman, Bank of New York	”

• Former president of Irving Bank (Economics, Northeastern University)

Kim E. Han	• Distinguished Professor at University of Michigan	”

• Former advisory professor of the Korea Stock Exchange, advisor to the World Bank

(MBA at Cornel University, PhD in business administration from State University of New York)

Yoo Hyun-shik	• Former president of Samsung General Chemicals	”

• Former vice-president of Cheil Industries Inc.

(Chemical engineering at SNU)

Kim Han-kyung	• Former vice chairman of SK Corp.	”

• Former president of SK Corp.

(Business administration at Kyunghee University)

•	Preparation of internal system to allow access to management information

-	Issues critical to company management are set to be deliberated at the board of directors. (Related materials are distributed days before the opening of the board of directors meeting)

-	Key agendas to be submitted to the board of directors are pre-examined by a designated special committee that consists mostly of outside directors.

-	Operates a division to support outside directors. Regularly reports on management conditions and frequently offers related materials to outside directors.

-	Holds workshops and management report sessions for outside directors.

(E) Whether a director is covered by damage liability insurance or not

	Annual insurance		Insurance premium
Name	premium	Insurance benefits	paid by company	Remarks

All directors	326 million won	30 billion won	Entirety

(2) Issues Related with the Operation of the Board of Trustees

(A) Key issues in regulations on the operation of the board of trustees

•	Agendas submitted to the board of directors

-	Convocation of general shareholders meetings, and agendas submitted to the meetings, issuance of new shares, purchase and disposal of company shares, and deliberation and resolution of legal matters

-	Deliberation and resolution of key management issues, including mid- and long-term management strategy, annual business plans, and major internal and external new investments

•	Composition of special committees under the board of directors and their functions

Category	Composition	Major functions

Director Candidate Recommendation and Evaluation Committee	5 outside directors	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates
- Advance screening for nominating representative director, members of special committee(s)
- Evaluation of business performance

Finance & Operation Committee	3 outside directors 2 standing directors	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the board of directors
- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Category	Composition	Major functions

Audit Committee	4 outside directors	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting

Management Committee	6 standing directors	- Advance deliberation on and approval of in-house investment schemes
- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
- Important subjects on working policy, and changes to welfare

•	Operation procedure of the board of directors and special committees (refer to the regulations on the operation of the board of directors)

(B) List of key activities of the board of directors (Jan. 1 — July 22, 2003)

Session	Date	Agenda	Approval	Remarks

2003-1	Jan. 16	3 cases including the construction of No. 5 CGL at Gwangyang Works	3 cases approved

2003-2	Feb. 18	3 cases including a plan on donations to the POSCO Educational Foundation	3 cases approved

2003-3	Mar. 14	6 cases including selection of chairman and president	6 cases approved

2003-4	Apr. 26	8 cases including POSTEEL transaction plan for 2003	8 cases approved

2003-5	June 25	4 cases including amendment of Business plan for 2003	4 cases approved

2003-6	July 22	9 cases including Purchase & Retirement of Treasury Stock	9 cases approved

(C) Major activities of outside directors on the board of directors (Jan. 1 — July 22 2003)

Session	Date	Number of participating outside directors	Remarks

2003-1	Jan. 16	6 persons
2003-2	Feb. 18	8 persons
2003-3	Mar. 14	8 persons
2003-4	Apr. 26	6 persons
2003-5	June 25	8 persons
2003-6	July 22	8 persons

(D) Composition of committees and their activities (Jan. 1 – July 22, 2003)

Date of meeting	Committee	Agenda	Remarks

Jan. 14, 2003	Management Committee	3 cases, including the construction of No. 5 CGL at Gwangyang Works

Jan. 15, 2003	Director Candidate Recommendation and Evaluation Committee	2 cases, including the evaluation of business performance for the entire company in 2002

Jan. 22, 2003	Finance & Operation Committee	2 cases, including donations to help the underprivileged

Feb. 17, 2003	Management Committee	2 cases, including plan on donations to the POSCO Educational Foundation

Feb. 17, 2003	Director Candidate Recommendation and Evaluation Committee	Assessment of qualifications of 3 standing directors

Mar. 4, 2003	Management Committee	Replacement of cold-rolled CLTS 1, 2, 3 at Gwangyang Works

Mar. 11, 2003	Finance & Operation Committee	2 cases, including charity donations to help Daegu subway fire victims

Mar. 14, 2003	Director Candidate Recommendation and Evaluation Committee	5 cases, including selection of chairman of the board and president

Mar. 28, 2003	Finance & Operation Committee	Planning on support for the 42nd South Jeolla Province residents’ sports competition

Apr. 25, 2003	Finance & Operation Committee	Investment in the construction of a complex-processing center for automobile steel sheets in China

Apr. 26, 2003	Director Candidate Recommendation and Evaluation Committee	2 cases, including provision of stock options

May 6, 2003	Management Committee	Upgrading of electrical steel sheets (1st stage)

Date of meeting	Committee	Agenda	Remarks

May 20, 2003	Management Committee	3 cases, including addition of facilities to foundry blast furnace in Pohang

June 10, 2003	Management Committee	2 cases, including installation of degassing facilities at No 2 steel-making plant in Gwangyang

June 24, 2003	Management Committee	2 cases, including expansion of No 9 power plant in Gwangyang

June 25, 2003	Director Candidate Recommendation and Evaluation Committee	Revision of business plan for 2003

June 25, 2003	Finance & Operation Committee	2 cases, including relocation of public facilities in Pohang residential complex to Pohang City

July 15, 2003	Management Committee	3 cases, including Blast Furnace No. 3 and 4 in Pohang, and Blast Furnace No. 3 and 4 in Gwangyang

July 22, 2003	Finance & Operation Committee	3 cases, including plan on establishment of a holding company in China

B. Matters Concerning Auditing

(1) Matters Concerning Auditing Organization

(A) Whether to set up the audit committee (auditors), and how to compose the committee, etc.

•	Legal ground for establishment: Pursuant to the Commercial Act (Clause 2 under Article 415) and the Securities Exchange Act (Clause 17 under Article 191), POSCO is obliged to set up a committee (total assets exceeding 2 trillion won)

•	Establishment

-	Date: March 17, 2000

-	Members: 4 persons (4 members of outside directors)

•	Operated in compliance with regulations on the operation of the audit committee (Legislated on March 17, 2000)

-	Arrangement of the meeting: One regular session per quarter and special meetings as necessary

-	Resolution of agenda: More than half of the registered members should participate and a minimum of half of the participants should reach consensus

-	Submission of agenda: Submitted by committee chairman, chairman of the board, or each member

-	Supporting department: In-house auditing department supports the committee for the efficient processing of tasks

(B) Whether to prepare an in-house mechanism to allow the audit committee (auditors) to access relevant management information

-	Stipulated in regulations on the operation of the audit committee in compliance with related legislation

(1)	The committee audits managerial executions by directors

(2)	The committee may request directors to report on operations, and/or examine the company’s business operations and asset portfolio.

(3)	The committee may request a director to stop certain deeds, should the director pursue activities in violation of the articles of incorporation as which may cause irrevocable damage to the company.

(4)	The committee may demand the board of directors to convene a special shareholders meeting.

(5)	As necessary, the committee may request companies in which POSCO is invested to report on their business operations. If an invested company does not report as requested right away, or if the committee needs to confirm the validity of the report, the committee may also investigate the operations of the invested company and its asset portfolio.

(6)	As necessary, the committee may receive consulting from outside experts at the company’s expense.

(C) Personal profile of the audit committee (auditors)

Name	Experience	Qualifications	Remarks

Chung Jae-young	Vice president of the faculty of humanities and social science at Sungkyunkwan University	Satisfies requirements in the articles of incorporation	Chair

Park Ung-suh	Prof of business administration, Sejong University	”

Kim Eung-han	Distinguished Prof. of University of Michigan	”

Yoo Hyun-shik	Former president of Samsung General Chemicals	”

(2) Major activities of the audit committee (auditors)

Session	Date	Agenda	Approval	Remarks

2003-1st	Jan. 16, 2003	• Report agendas - Report on operations of the in-house controlling system in the second half of 2002 - Report on plans on how to operate the audit office in 2003	- -	All members participating

2003-2nd	Feb. 11, 2003	• Review agendas - Results of the audit of account for the 35th fiscal year - Assessment of operations of the in-house controlling system in 2002 • Report agendas - Overview of EP/EDMS/KMS	Approved Approved	All members participating

2003-3rd	Mar. 14, 2003	• Deliberation agenda - Approval of the appointment of the audit office head	Approved	All members participating

2003-4th	Apr. 25, 2003	• Deliberation agendas
   - Revision of regulations on the operation of the audit committee
   - Selection of a manager for the self-observation of fair trade
• Report agenda
   - Results of audit on account closing for the first quarter of the 36th fiscal year
		- Results of restatement of US GAAP links and adjustment	Approved Approved - -	3 members participating

2003-5th	June 25, 2003	• Deliberation agenda - Approval of the salary of external auditor for 2003	Approved	All members participating

2003-6th	July 22, 2003	• Deliberation agenda - Results of the audit of account closing for the second quarter of the 36th fiscal year - Made a report of internal accounting control system	Approved	All members participating

C.     Execution of Voting Rights by Shareholders

(1)  Whether to Adopt the Cumulative Voting System

[Irrelevant]

(2)  Whether to Adopt the Ballot Voting System or Electronic Voting System

[Irrelevant]

(3)  Execution of Voting Rights by Minority Shareholders

[Irrelevant]

D. Compensation of Executives

(1)  Current situation of salary to directors (including outside directors) and members of the audit committee (auditors)

Maximum pay
approved by
		shareholders	Average payment per
	Total payment	meeting	person
Category	(2003.1~2003.6)	(2002)	(2003.1~2003.6)	Remarks

Director	2.08 billion won	3.5 billion won	149 million won

*	Standards for bonus payment: Paid out twice per year (January, June) according to business performance within a limit of 100% of his or her basic annual salary (200% for the chairman of the board).

(2)  List of Stock Options Presented to Executives

[Refer to D. Stock option under 4. Number of Total Shares, in I. Company Overview]

POSCO

REVIEW REPORT 2003

As of June 30, 2003 and for the three-month periods ended June 30, 2003 and six-month periods ended June 30, 2003 and 2002

Independent Accountant’s Report

To the Board of Directors and Shareholders of
POSCO

We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of June 30, 2003 and the related non-consolidated statements of income for the three-month period ended June 30, 2003 and six-month periods ended June 30, 2003 and 2002, and the non-consolidated statement of cash flow for the three-month period ended and six-month period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly and semi-annual financial statements in the Republic of Korea.

Continued;

Samil Accounting Corporation is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Notes 1, 17 and 18 to the non-consolidated financial statements, the Company decided to acquire and retire 1,815,640 shares of treasury stock and declared interim dividends amounting to KRW81,649 million which is scheduled to be approved by the Board of Directors on July 22, 2003. In addition, the Company decided to sell 875,066 shares of its treasury stock to the association of employee stock ownership on July 23, 2003 which is scheduled to be approved by the Board of Directors on July 22, 2003 and the difference between the fair value and the proceeds from sale will be recognized as welfare expenses.

As discussed in Note 2 to the non-consolidated financial statements, the financial statements for the year ended December 31, 2002, presented in a comparative form, were readjusted in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, amounting to KRW245,216 million, was reverted back to retained earnings. The net effect of this application increased the balance of retained earnings and decreased dividends payable by KRW245,216 million.

As discussed in Notes 15 and 27 to the non-consolidated financial statements, during the six-month periods ended June 30, 2003 and 2002, the Company entered into sales and purchase transactions with related parties amounting to KRW1,139,683 million and KRW718,144 million, respectively, in 2003, and KRW914,394 million and KRW996,016 million, respectively, in 2002. Related receivables and payables amounted to KRW312,948 million and KRW119,704 million, respectively, as of June 30, 2003, and KRW420,979 million and KRW176,270 million, respectively, as of December 31, 2002. As of June 30, 2003 and December 31, 2002 guarantees provided to related parties amounted to KRW146,817 million and KRW154,413 million, respectively.

We have not reviewed, or performed an audit of, the accompanying non-consolidated statements of income for the three-month period ended June 30, 2002 and the non-consolidated statement of cash flows for the three-month period ended and six-month period ended June 30, 2002, which are presented herein for comparative purposes. Under the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea in effect prior to December 31, 2002, there was no requirement to obtain an audit, or a review of, its interim statements of cash flows, and its comparative statements of income and cash flows for each quarterly period in its interim financial reports.

We have audited the consolidated balance sheet and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2002, (not presented in this review report) and expressed an unqualified opinion on the audit report issued on March 6, 2003. The accompanying non-consolidated balance sheet as of December 31, 2002, presented in a comparative form, is not materially different from the audited consolidated balance sheet, except for the restatement in accordance with SKFAS No. 6.

Continued;

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
July 15, 2003

This report is effective as of July 15, 2003, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
NON-CONSOLIDATED BALANCE SHEETS
June 30, 2003 and December 31, 2002
(Unaudited — See Independent Accountant’s Report)

	In Millions of Korean Won

	2003	2002

	Unaudited
ASSETS
Current assets:
Cash and cash equivalents (Notes 3 and 26)	426,998	91,093
Short-term financial instruments (Notes 3 and 26)	369,000	109,011
Trading securities (Note 6)	1,040,807	982,861
Current portion of held-to-maturity securities (Note 7)	264,517	22,455
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)	1,183,544	1,186,804
Inventories (Note 5)	1,294,471	1,270,929
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 26 and 27)	12,504	34,272
Other current assets, net of allowance for doubtful accounts (Note 10)	91,155	75,200

Total current assets	4,682,996	3,772,625
Investment securities (Note 7)	3,426,064	3,775,092
Long-term financial instruments (Note 3)	45	50
Long-term loans, net of allowance for doubtful accounts	1,089	1,089
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)	37,414	35,988
Property, plant and equipment, net (Notes 8 and 29)	9,067,269	9,271,701
Intangible assets, net (Notes 9, 28 and 29)	341,287	331,144
Other long-term assets, net of allowance for doubtful accounts (Note 10)	65,654	56,793

TOTAL ASSETS	17,621,818	17,244,486

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

POSCO
NON-CONSOLIDATED BALANCE SHEETS, Continued
June 30, 2003 and December 31, 2002
(Unaudited — See Independent Accountant’s Report)

	In Millions of Korean Won

	2003	2002

	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts and notes payable (Notes 26 and 27)	392,740	393,847
Current portion of long-term debt, net of discount on debentures issued (Note 11)	1,201,381	1,263,602
Accrued expenses (Note 26)	239,517	184,578
Other accounts and notes payable (Notes 26 and 27)	184,196	226,269
Withholdings	35,243	38,673
Income tax payable	392,819	367,968
Dividends payable	1,585	1,601
Other current liabilities (Note 14)	114,622	20,736

Total current liabilities	2,562,103	2,497,274
Long-term debt, net of current portion and discount on debentures issued (Note 12)	2,618,822	2,944,313
Accrued severance benefits, net (Note 13)	84,388	73,668
Deferred income tax liabilities (Note 24)	95,267	128,175
Other long-term liabilities (Note 14)	31,440	34,260

Total liabilities	5,392,020	5,677,690

Commitments and contingencies (Note 15)
Shareholders’ equity:
Capital stock (Note 1)	482,403	482,403
Capital surplus (Note 16)	3,685,953	3,685,953
Retained earnings (Note 17)	9,256,686	8,483,234
Capital adjustments, net (Note 18)	(1,195,244)	(1,084,794)

Total shareholders’ equity	12,229,798	11,566,796

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,621,818	17,244,486

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
NON-CONSOLIDATED STATEMENTS OF INCOME
For the three-month periods ended June 30, 2003 and 2002 and six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

	In Millions of Korean Won (except per share amounts)

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30

	2003	2002	2003	2002

		(Unreviewed)
Sales (Notes 27 and 29)	3,526,827	2,794,682	6,787,946	5,454,353
Cost of goods sold (Note 21)	2,525,738	2,280,317	4,823,471	4,479,666

Gross profit	1,001,089	514,365	1,964,475	974,687
Selling and administrative expenses (Note 22)	216,790	186,216	405,619	368,412

Operating profit	784,299	328,149	1,558,856	606,275
Non-operating income:
Interest income	13,183	5,658	25,202	15,088
Gain on foreign currency transactions	18,931	16,665	26,565	24,217
Gain on foreign currency translation	94,566	179,447	97,526	195,964
Gain on valuation of investments using the equity method	—	—	3,293	—
Others	26,612	41,205	78,987	81,922

	153,292	242,975	231,573	317,191

Non-operating expenses :
Interest expense	58,160	72,362	121,021	150,247
Loss on foreign currency transactions	17,344	31,438	32,173	40,173
Loss on foreign currency translation	3,494	32,381	82,126	34,268
Donations (Note 23)	562	5,455	64,481	6,408
Loss on valuation of investments using the equity method	23,530	46,530	—	35,517
Impairment loss on property, plant & equipment	78,823	132,720	78,823	132,720
Others	20,975	59,775	34,586	81,398

	202,888	380,661	413,210	480,731

Ordinary income	734,703	190,463	1,377,219	442,735
Extraordinary gain	—	—	—	—

Net income before income taxes	734,703	190,463	1,377,219	442,735
Income tax expense (Note 24)	184,708	22,298	358,551	84,100

Net income	549,995	168,165	1,018,668	358,635

Earnings per share (Note 25) (in Korean Won)	6,736	2,047	12,474	4,379

The accompanying notes are an integral part of these non-consolidated statements.

POSCO
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended June 30, 2003 and 2002 and six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

	In Millions of Korean Won

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30

	2003	2002	2003	2002

		(Unreviewed)		(Unreviewed)
Cash flows from operating activities:
Net income	549,995	168,165	1,018,668	358,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	369,811	334,875	713,831	644,247
Accrual of severance benefits	25,887	25,986	46,043	42,137
Gain on valuation of investments (equity method)	—	—	(3,293)	—
Loss (gain) on foreign currency translation	980	12,801	79,612	13,271
Recovery of impairment loss on investments	(828)	—	(432)	(1,473)
Interest expense	3,085	3,862	6,518	8,088
Interest income	(819)	(877)	(1,622)	(1,734)
Others	20,087	38,019	(20,498)	32,825

	418,203	414,666	820,159	737,361

Changes in operating assets and liabilities:
Decrease (increase) in trade accounts and notes receivable	(74,236)	(102,635)	3,641	91,439
Decrease in other accounts and notes receivable	53,676	36,718	57,424	115,802
Decrease (increase) in inventories	(32,352)	19,132	(24,991)	41,713
Decrease in deferred income tax liabilities	(34,330)	—	(32,908)	—
Increase (decrease) in trade accounts and notes payable	59,247	(44,168)	(659)	37,717
Increase (decrease) in other accounts and notes payable	(23,738)	(23,450)	(42,068)	6,950
Increase (decrease) in income tax payable	16,861	(6,305)	24,851	29,272
Payment of severance benefits	(1,346)	(899)	(4,676)	(2,610)
Transfers to the National Pension Fund	—	—	12	9
Increase in retirement insurance deposits	(30,934)	(659)	(31,907)	(1,243)
Others	88,231	(13,632)	130,074	(78,210)

	21,079	(135,898)	78,793	240,839

Net cash provided by operating activities	989,277	446,933	1,917,620	1,336,835

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

POSCO
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
For the three-month periods ended June 30, 2003 and 2002 and six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

	In Millions of Korean Won

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30

	2003	2002	2003	2002

		(Unreviewed)		(Unreviewed)
Cash flows from investing activities:
Disposal of short-term financial instruments	223,000	176,906	267,471	326,704
Disposal of trading securities	1,882,252	2,279,655	4,890,791	3,867,089
Disposal of investment securities	9,603	—	9,603	—
Proceeds from short-term loans	7	9	16	19
Proceeds from long-term financial instruments	3	—	6	26,679
Proceeds from office lease deposits	319,745	44	319,952	78
Disposal of property, plant and equipment	906	15,682	4,518	30,911
Acquisition of short-term financial instruments	(392,879)	—	(527,459)	(174,865)
Acquisition of trading securities	(2,068,923)	(2,281,213)	(4,930,242)	(4,169,597)
Acquisition of available for sale securities	(111)	—	(385)	(43,582)
Acquisition of investment securities (equity method)	(11,814)	—	(13,109)	—
Acquisition of held to maturity securities	(202,913)	—	(213,038)	—
Acquisition of property, plant and equipment	(290,641)	(409,553)	(572,206)	(779,210)
Acquisition of intangible assets	(27,478)	(16,887)	(45,892)	(22,772)
Payment of office lease deposits	(319,917)	(738)	(320,061)	(771)
Others	190,496	(8,567)	185,711	(22,436)

Net cash used in investing activities	(688,664)	(244,662)	(944,324)	(961,753)

Cash flows from financing activities:
Proceeds from long-term debt	4,258	147,106	5,241	296,567
Acquisition of treasury stock	—	—	(9,971)	—
Repayment of current maturities of long-term debt	(378,325)	(326,518)	(378,681)	(484,939)
Repayment of long-term debt	(8,314)	(1,322)	(8,748)	(1,890)
Payment of cash dividends	(9)	(163,256)	(245,232)	(163,266)
Others	—	46,440	—	46,575

Net cash used in financing activities	(382,390)	(297,550)	(637,391)	(306,953)

Net increase (decrease) in cash and cash equivalents	(81,777)	(95,279)	335,905	68,129
Cash and cash equivalents at the beginning of the period	508,775	379,200	91,093	215,792
Cash and cash equivalents at the end of the period	426,998	283,921	426,998	283,921

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

1. The Company:

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons; 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and six liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of KRW 5,000 per share). As of June 30, 2003, 90,781,795 shares of common stock were issued and outstanding. In addition, the Company acquired and retired 2,807,690 and 2,891,140 shares of treasury stock with the approval of the Board of Directors on November 20, 2002 and August 25, 2001, respectively. The Company has a plan to acquire and retire 1,815,640 shares of treasury stock with the approval of the Board of Directors on July 22, 2003.

In accordance with the approval of shareholders on March 15, 2002, the Company changed its name from POHANG IRON & STEEL Co., Ltd. to POSCO.

As of June 30, 2003, the Company’s major shareholders are as follows:

	Number of	Percentage of
	shares	shares (%)

Pohang University of Science and Technology	3,028,200	3.34
Nippon Steel Corporation	2,894,435	3.19
National Pension Corporation	2,051,377	2.26
The Industrial Bank of Korea	1,688,811	1.86
Others	81,118,972	89.35

	90,781,795	100.00

As of June 30, 2003, the shares of the Company are listed on the Korea Stock Exchange and its depository receipts are listed on the New York and London Stock Exchange.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements, covering the periods beginning after December 31, 2002, are summarized below:

Basis of Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with financial accounting standards generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position and results of operations, is not presented in the accompanying non-consolidated financial statements.

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Effective from January 1, 2003, the Statements of Korean Financial Accounting Standards (“SKFAS”) No. 2 through No. 9, newly published by the Korean Accounting Standards Board (“KASB”), were adopted by the Company in the preparation of its financial statements. The financial statements for the year ended December 31, 2002, presented in a comparative form, were readjusted in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, amounting to KRW245,216 million, was reverted back to retained earnings. The net effect of this application increased the balance of retained earnings and decreased dividends payable by KRW245,216 million.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts based on an analysis of portfolio quality and management judgment.

Continued;

\

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

2. Summary of Significant Accounting Policies, Continued:

Inventories -

Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials in-transit which are stated at actual cost determined using the specific identification method.

If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value.

Investment Securities -

Investment securities are classified into trading securities, available-for-sale securities or held-to-maturity securities in accordance with the intention of the Company. Trading and available-for-sale securities are reported at fair value, including incidental expenses. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. Held-to-maturity securities are reported at cost. Differences between the initial cost and face value are amortized using the effective rate over its term. Unrealized gains and losses from trading securities are reported as part of the results of operations, whereas unrealized gains and losses from available-for-sale securities are reported as a capital adjustment in the statement of shareholders’ equity. Accumulation in equity is reported in current operations when the relevant securities are disposed or losses are recognized. If the collectible amount of the securities is less than its cost, such losses are recognized in current operations.

Investments in equity securities of companies over which the Company exercises a significant control or influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over a period up to twenty years using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. Unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated considering the percentage of ownership.

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

2. Summary of Significant Accounting Policies, Continued:

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

Property, Plant and Equipment and Related Depreciation -

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method, over the estimated useful lives of the assets, as follows:

Estimated useful lives (years)

Buildings and structures	20 ~ 40
Machinery and equipment	8
Vehicles	4
Tools	4
Furniture and fixtures	4

The acquisition cost of an asset is comprised of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.

Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value, or extend the useful life of the related assets, are capitalized.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

2. Summary of Significant Accounting Policies, Continued:

Intangible Assets -

Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Classification	Estimated useful lives (years)

Intellectual property rights	5 ~ 10
Land usage rights	40
Port facilities usage rights	2 ~ 37
Other intangibles	4 ~ 20

The costs incurred in relation to the development of new products and new technologies (including development cost of internally used software and related costs) are recognized and recorded as development cost only if it is probable that future economic benefits that are attributable to the asset will flow into the company and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

As of June 30, 2003, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to KRW7,416 million for the six-month period ended June 30, 2003.

Discounts on Debentures -

Discounts on debentures are amortized using the effective interest rate method over the repayment term of the debentures. Amortization of these discounts is included in interest expense.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

2. Summary of Significant Accounting Policies, Continued:

Income Taxes -

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is more likely than not that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense, under applicable tax regulations, and the change in the balance of deferred income tax assets and liabilities during the period.

Accrued Severance Benefits -

Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

2. Summary of Significant Accounting Policies, Continued:

Foreign Currency Transactions and Translation -

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

Translation of Foreign Operations -

Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average rate of the reporting period. Gains or losses on translation are offset against each other and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operation translation credit or debit is treated as a gain or loss upon closing the foreign branch or office.

Derivative Instruments -

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedge, fair market value hedge and hedges for trading purpose. Other investments represent the fair market value of the net assets or liabilities related with derivative transactions. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of fair market value hedges, unrealized holding gains and losses are recorded in the statement of income. If the contract expires, the gains and losses from derivative transactions are presented in the statement of income in case of hedges for fluctuations in fair market value, and are offset against the purchase price of raw materials in case of cash flow hedging.

Impairment of Assets -

The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the income statement and is deducted from the book value of the impaired asset.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

3. Cash and Cash Equivalents and Financial Instruments:

Cash and cash equivalents, short-term and long-term financial instruments as of June 30, 2003 and December 31, 2002 consist of the following:

	Annual interest
	rates (%)	In Millions of Won

	2003	2003	2002

Cash and cash equivalents
Cash on hand and in banks	0.5	1,608	3,667
Checking accounts	—	2,049	1,668
Money market deposit account	2.0~3.70	184,540	7,170
Time deposits in foreign currency	1.1~1.37	238,801	78,588

		426,998	91,093

Short-term financial instruments
Time deposits	4.1~4.9	214,500	94,500
Specified money in trust	3.9	2,009	11,979
Time deposits in foreign currency	0.7	2,491	2,532
Certificate of deposit	4.28-4.6	150,000	—

		369,000	109,011

Long-term financial instruments
Guarantee deposit for opening account	—	45	50

		45	50

		796,043	200,154

The Company is required to provide collateral deposits amounting to KRW45 million to open checking accounts and, accordingly, withdrawal of these deposits is restricted.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

4. Accounts and Notes Receivable:

Accounts and notes receivable and their allowance for doubtful accounts as of June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003	2002

Trade accounts and notes receivable	1,195,576	1,198,995
Less: Allowance for doubtful accounts	(11,923)	(11,958)
Present value discount	(109)	(233)

	1,183,544	1,186,804

Other accounts and notes receivable	54,426	74,416
Less: Allowance for doubtful accounts	(41,922)	(40,144)

	12,504	34,272

Long-term trade accounts and notes receivable	52,992	53,064
Less: Allowance for doubtful accounts	(98)	(98)
Present value discount	(15,480)	(16,978)

	37,414	35,988

The Company’s long-term trade accounts and notes receivable, in relation to reorganization claims from liquidation and composition procedures, were discounted using the Company’s weighted-average borrowing rate, which ranges from 7.8 to 8.62 percent.

5. Inventories:

Inventories as of June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003	2002

Finished goods	138,229	162,549
Semi-finished goods	373,901	354,263
Raw materials	486,470	490,455
Materials in-transit	293,983	261,882
Others	1,888	1,780

	1,294,471	1,270,929

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

6. Trading securities:

Trading securities as of June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003	2002

	Book value	Book value

Beneficiary certificates	379,060	300,825
Monetary market fund	551,441	682,036
Mutual fund	110,306	—

	1,040,807	982,861

7. Investment Securities:

Investment securities as of June 30, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003	2002

Available-for-sale securities	1,694,311	2,020,394
Held-to-maturity securities	34,410	72,448
Equity method investments	1,697,343	1,682,250

	3,426,064	3,775,092

Available-for-Sale Securities-

Investment securities as of June 30, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003	2002

Marketable equity securities	1,485,593	1,618,963
Non-marketable equity securities	203,802	397,076
Investments in bonds	141	12
Equity investments	4,775	4,343

	1,694,311	2,020,394

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued

Available-for-Sale Securities, Continued-

Investments in marketable equity securities as of June 30, 2003 and December 31 2002 are as follows:

	In Millions of Won

	2003				2002

	Number of	Percentage of	Acquisition
	shares	ownership (%)	cost	Book value	Book value

Hanil Steel (*)	184,578	9.95	2,412	1,984	2,215
HI Steel (*)	123,052	9.95	1,608	1,114	1,477
Munbae Steel	1,849,380	9.02	3,588	1,572	1,219
Chohung Bank	135,394	0.03	3,757	545	555
Hana Bank	4,617,600	2.34	29,998	52,410	75,267
Korea Investment Corporation	588,000	0.76	588	129	126
SK Telecom	5,794,924	6.83	1,657,348	1,182,164	1,327,037
Samjung Packing & Aluminum Co., Ltd.	270,000	9.00	2,714	1,890	2,295
Dong Yang Steel	1,564,250	2.48	3,911	665	579
Nippon Steel Corporation	147,876,000	2.17	285,103	243,120	208,193

			1,991,027	1,485,593	1,618,963

(*)	As of January 1, 2003, HI Steel has been split off from Hanil Steel.

Marketable equity securities are stated at fair market value and the difference between the acquisition cost and fair market value is accounted for in the capital adjustments account.

	In Millions of Won

	Beginning balance	Increase (decrease)	Ending balance

Valuation gain	45,269	(22,857)	22,412
Valuation loss	(417,334)	(110,514)	(527,848)

	(372,065)	(133,371)	(505,436)

(*)	There were no available-for-sale securities disposed during the six-month period ended June 30, 2003.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Available-for-Sale Securities, Continued-

Investments in non-marketable equity securities as of June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003					2002

	Number of	Percentage of	Acquisition	Net
	shares	ownership (%)	cost	asset value	Book value	Book value

Dae Kyoung (*)	1,786,000	19.00	8,930	4,032	8,930	8,930
Gee Hyup Tech Finance	600,000	10.34	3,000	3,302	3,000	3,000
Powercomm (*)	4,500,000	3.00	153,000	24,302	153,000	153,000
The Siam United Steel	9,000,000	10.00	26,640	4,115	26,640	26,640
PT-POSNESIA (**)	29,610,000	70.00	9,474	10,427	9,474	9,474
POSVINA (**)	—	—	—	—	—	1,527
Others			2,758	3,661	2,758	194,505

			203,802	49,839	203,802	397,076

(*)	The net asset value of the non-marketable equity securities is determined based on the investee companies’ most recent available financial information, which has not been reviewed or audited as of June 30, 2003 or March 31, 2003.

(**)	As of December 31, 2002, the investments in PT-POSNESIA whose operation has been suspended for more than one year, was excluded from the equity method of accounting. Investments in POSVINA, whose total assets as of December 31, 2002 was less than KRW7,000 million were previously stated at cost, in accordance with financial accounting standards generally accepted in the Republic of Korea, until January 1, 2003 when the Company applied the equity method.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Available-for-Sale Securities, Continued-

Investments in bonds as of June 30, 2003 and December 31, 2002 are as follows:

		2003				2002

	Period	Acquisition cost		Book value		Book value

Government bonds	1 ~ 5 years	KRW	47	KRW	47	KRW	12
	5 ~ 10 years		94		94		—

			141		141		12

Equity investments as of June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003			2002

	Ownership	Acquisition
	(%)	cost	Book value	Book value

Stock Market Stabilization Fund	1.16	3,164	4,775	4,343

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Held-to-Maturity Securities -

Held-to-maturity securities as of June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

		2003		2002

	Period	Acquisition cost	Book value	Book value

Current portion of held-to-maturity securities:
Government bonds	Less than 1 year	200,000	194,594	—
Bonds with subscription rights	”	432	432	432
Small and medium industry finance debentures	”	49,668	49,668	—
Bonds in foreign currency	”	$16,400,000	19,823	15,925
Exchange equalization fund bonds	”	—	—	6,098

		250,100	264,517	22,455
		US$16,400,000

Held-to-maturity:
Small and medium industry finance debentures	1 ~ 5 years	—	—	49,668
Government bonds	”	20,000	19,562	—
”	5 ~ 10 years	10,000	10,000	10,000
Bonds in foreign currency	”	US$4,000,000	4,848	12,780

		30,000	34,410	72,448
		US$4,000,000

		280,100	298,927	94,903
		US$20,400,000

All the investments in debt securities are held-to-maturity investment debt securities. The Company provided financial bonds of Industrial Bank of Korea, amounting to KRW31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area. Interest income accrued from investment in bonds and held-to-maturity securities amounted to KRW2,990 million and KRW4,822 million as of June 30, 2003 and 2002, respectively.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments -

Details of equity method investments are as follows:

	In Millions of Won

	2003					2002

	Number of	Percentage of	Acquisition	Net
	shares	ownership (%)	cost	asset value (*)	Book value	Book value

POSCO E&C	27,281,080	90.94	365,789	634,784	230,468	217,599
Posteel Co., Ltd.	17,155,000	95.31	113,393	278,770	273,015	267,792
POSCON Co., Ltd.	3,098,610	90.21	49,822	69,530	26,169	24,643
Pohang Steel Co., Ltd.	4,000,000	66.67	96,151	167,362	164,511	162,938
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00	17,052	30,483	11,363	10,810
POSDATA Co., Ltd.	4,000,000	64.99	35,000	65,341	56,634	62,500
POSCO Research Institute	3,800,000	95.00	19,000	22,527	22,527	22,228
Seung Kwang Co., Ltd.	2,737,000	66.03	28,408	27,611	27,611	26,610
POS-AC Co., Ltd.	130,000	100.00	1,043	6,963	749	1,468
Changwon Specialty Steel Co., Ltd.	26,000,000	86.67	260,000	309,490	309,227	304,070
POSCO Machinery Co., Ltd.	1,000,000	100.00	10,000	22,362	14,020	13,609
POSCO Refractories & Environment (POSREC)	3,544,200	60.00	40,859	48,486	44,506	42,689
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00	28,500	32,765	32,765	32,690
Korea Daily News	1,863,949	22.40	19,999	12,492	12,492	13,023
eNtoB Corporation	560,000	17.50	2,800	2,404	2,345	1,879
Pohang Steel America Corporation (POSAM)	281,529	99.38	222,124	139,056	131,276	159,598
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00	37,352	51,087	51,011	48,517
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00	7,425	12,309	12,035	8,890
VSC-POSCO Steel Corporation (VPS) (**)	—	35.00	4,758	6,609	6,361	5,850

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

	2003					2002

	Number of	Percentage of	Acquisition	Net
	shares	ownership (%)	cost	asset value (*)	Book value	Book value

DALIAN POSCO-CFM Coil Center Co., Ltd. (**)	—	40.00	9,586	17,302	17,218	19,206
POS-Tianjin Coil Center Co., Ltd. (**)	—	10.00	653	1,344	1,344	1,212
Zhangjiagang Pohang Stainless Steel Co., Ltd. (**)	—	82.48	113,280	157,538	152,604	146,393
SHUNDE Pohang Coated Steel Co., Ltd. (**)	—	93.80	23,165	31,182	30,847	30,955
POS-THAI Service Steel Center Co., Ltd.	477,288	11.67	1,625	792	735	740
Myanmar-POSCO Co., Ltd.	13,440	70.00	2,192	5,335	5,335	4,633
POSINVEST	2,000,000	100.00	22,910	35,366	35,366	34,295
KOBRASCO (***)	2,010,719,185	50.00	32,950	—	—	—
POSCHROME	21,675	25.00	4,859	5,927	5,839	3,833
Shunde Xingpu Steel Center Co., Ltd. (**)	—	10.50	927	1,670	1,670	1,584
POS-HYUNDAI STEEL	2,345,558	10.00	1,057	553	549	482
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00	2,308	2,367	397	2,308
POSVINA (**)	—	50.00	1,527	3,790	3,421	—
PT POSMI Steel Indonesia (**)	743	9.17	347	191	368	347
Qingdao Pohang Stainless Steel Co., Ltd. (**)	—	80.00	12,794	12,565	12,565	8,859
POSCO Venezuela Compania Anonima (POSVEN) (***)	4,480	40.00	—	—	—	—

			1,589,655	2,216,353	1,697,343	1,682,250

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

(*) Due to the delay in closing and settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of June 30, 2003.

(**) No shares have been issued in accordance with the local laws or regulations.

(***) As of June 30, 2003, the Company discontinued using the equity method of accounting for investments in KOBRASCO, an investee with no book value, and unrecognized loss arising from the discontinuation of the equity method amounted to KRW3,182 million for the six-month period ended June 30, 2003. In addition, the Company suspended applying the equity method for POSVEN, an investee with no book value. However, unrecognized loss arising from the discontinuation of the equity method is recorded as an allowance for doubtful accounts (see Note 15).

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued —

The details of equity method valuation are as follows:

	In Millions of Won

		2002.1.1 ~ 2002.3.31		2002.4.1 ~ 2002.6.30		2002.7.1 ~ 2002.12.31

		Valuation		Valuation gain		Valuation
	2002	gain and loss	Other	and loss	Other	gain and loss	Other	2002
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	Ending
	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance

POSCO E&C	322,464	9,892	(7,669)	(11,143)	(3,184)	1,171	(93,932)	217,599
Posteel Co., Ltd.	290,772	2,720	1,672	(11,202)	(6,231)	(6,665)	(3,274)	267,792
POSCON Co., Ltd.	43,130	3,146	(1,337)	(1,609)	(2,638)	(16,049)	—	24,643
Pohang Steel Co., Ltd.	181,607	1,737	(3,000)	6,007	—	14,247	(37,660)	162,938
POSCO Machinery & Engineering Co., Ltd.	9,851	520	—	123	—	316	—	10,810
POSDATA Co., Ltd.	55,889	4,520	(2,000)	677	—	3,712	(298)	62,500
POSCO Research Institute	22,217	63	—	393	—	(445)	—	22,228
Seung Kwang Co., Ltd.	25,789	132	—	537	—	152	—	26,610

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued —

	In Millions of Won

		2002.1.1 ~ 2002.3.31		2002.4.1 ~ 2002.6.30		2002.7.1 ~ 2002.12.31

		Valuation		Valuation gain		Valuation
	2002	gain and loss	Other	and loss	Other	gain and loss	Other	2002
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	Ending
	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance

POS-AC Co., Ltd.	1,818	27	—	(122)	—	(255)	—	1,468
Changwon Specialty Steel Co., Ltd.	303,200	6,029	(2,600)	4,817	—	(7,376)	—	304,070
POSCO Machinery Co., Ltd.	14,143	670	—	(206)	—	(998)	—	13,609
POSCO Refractories & Environment (POSREC)	18,199	273	(575)	4,096	23,363	(2,372)	(295)	42,689
POSTECH Venture Capital Co., Ltd.	34,171	265	(1,329)	924	(1,354)	(146)	159	32,690
Korea Daily News	21,796	(3,197)	(4,816)	50	—	407	(1,217)	13,023
eNtoB Corporation	2,109	(165)	—	—	—	(65)	—	1,879
Pohang Steel America Corporation (POSAM)	116,928	3,615	(3,374)	9,903	(11,495)	19,301	24,720	159,598

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

		2002.1.1 ~ 2002.3.31		2002.4.1 ~ 2002.6.30		2002.7.1 ~ 2002.12.31

		Valuation		Valuation gain		Valuation
	2002	gain and loss	Other	and loss	Other	gain and loss	Other	2002
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	Ending
	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance

POSCO Australia Pty Ltd. (POSA)	47,361	3,660	11	1,083	(4,668)	881	189	48,517
POSCO Asia Co., Ltd. (POA)	7,400	125	208	153	(791)	1,356	439	8,890
VSC-POSCO Steel Corporation (VPS)	7,093	904	(1,927)	606	(788)	105	(143)	5,850
DALIAN POSCO-CFM Coil Center Co., Ltd.	15,170	(722)	150	1,859	(1,644)	3,940	453	19,206
POS-Tianjin Coil Center Co., Ltd.	1,119	3	61	43	(116)	107	(5)	1,212
Zhangjiagang Pohang Stainless Steel Co., Ltd.	119,148	(1,364)	4,437	12,138	(2,891)	16,242	(1,317)	146,393
SHUNDE Pohang Coated Steel Co., Ltd.	20,532	(260)	(1,043)	2,932	5,546	3,730	(482)	30,955

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

		2002.1.1 ~ 2002.3.31		2002.4.1 ~ 2002.6.30		2002.7.1 ~ 2002.12.31

		Valuation		Valuation gain		Valuation
	2002	gain and loss	Other	and loss	Other	gain and loss	Other	2002
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	Ending
	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance

POS-THAI Service Steel Center Co., Ltd.	974	3	28	9	(43)	31	(262)	740
Myanmar-POSCO Co., Ltd.	3,567	510	130	368	(417)	538	(63)	4,633
POSINVEST	30,582	752	778	1,411	(3,009)	3,953	(172)	34,295
KOBRASCO	12,426	3,097	518	(7,375)	(3,162)	(21,167)	15,663	—
POSCHROME	3,192	351	275	140	41	409	(575)	3,833
Shunde Xingpu Steel Center Co., Ltd.	2,187	22	37	19	(139)	283	(825)	1,584
POS-HYUNDAI STEEL	431	22	3	32	(43)	26	11	482
POSMMIT STEEL Center SDN BHD	—	—	—	—	—	—	2,308	2,308
POSVINA	—	—	—	—	—	—	—	—

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued —

	In Millions of Won

		2002.1.1 ~ 2002.3.31		2002.4.1 ~ 2002.6.30		2002.7.1 ~ 2002.12.31

		Valuation		Valuation gain		Valuation
	2002	gain and loss	Other	and loss	Other	gain and loss	Other	2002
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	Ending
	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance

PT POSMI Steel Indonesia							347	347
Qingdao Pohang Stainless Steel Co.,Ltd.	—	—	—	—	—	—	8,859	8,859
POSVEN	84,607	(26,337)	(308)	(63,193)	5,231	—	—	—

	1,819,872	11,013	(21,670)	(46,530)	(8,432)	15,369	(87,372)	1,682,250

(*) Other increase or decrease represents the fluctuations the of investment securities either due to an acquisition (disposition) in the current period, dividend received, valuation gain or loss on investment securities and changes in retained earnings.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

		2003.1.1 ~ 2003.3.31		2003.4.1 ~ 2003.6.30

	2003	Valuation gain and		Valuation gain and		As of
	Beginning	loss using equity	Other increase or	loss using equity	Other increase or	June 30,
	balance	method	decrease (*)	method	decrease (*)	2003

POSCO E&C	217,599	21,052	16,958	(21,429)	(3,711)	230,469
Posteel Co., Ltd.	267,792	3,827	6,117	(4,679)	(42)	273,015
POSCON Co., Ltd.	24,643	716	677	133	—	26,169
Pohang Steel Co., Ltd.	162,938	5,144	(6,659)	3,088	—	164,511
POSCO Machinery & Engineering Co., Ltd.	10,810	431	—	122	—	11,363
POSDATA Co., Ltd.	62,500	(7,080)	4	1,210	—	56,634
POSCO Research Institute	22,228	173	—	126	—	22,527
Seung Kwang Co., Ltd.	26,610	214	—	787	—	27,611
POS-AC Co., Ltd.	1,468	(458)	—	(261)	—	749
Changwon Specialty Steel Co., Ltd.	304,070	(511)	3,015	2,652	—	309,226
POSCO Machinery Co., Ltd.	13,609	192	—	219	—	14,020
POSCO Refractories & Environment (POSREC)	42,689	1,700	(1,419)	1,782	(246)	44,506
POSTECH Venture Capital Co., Ltd.	32,690	170	(439)	229	115	32,765
Korea Daily News	13,023	(992)	770	(1,083)	774	12,492
eNtoB Corporation	1,879	(93)	—	559	—	2,345
Pohang Steel America Corporation (POSAM)	159,598	(14,101)	(5,808)	(1,290)	(7,123)	131,276
POSCO Australia Pty Ltd. (POSA)	48,517	(184)	5,292	(2,403)	(211)	51,011

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

		2003.1.1 ~ 2003.3.31		2003.4.1 ~ 2003.6.30

	2003	Valuation gain and		Valuation gain and		As of
	Beginning	loss using equity	Other increase or	loss using equity	Other increase or	June 30,
	balance	method	decrease (*)	method	decrease (*)	2003

POSCO Asia Co., Ltd. (POA)	8,890	1,573	445	1,675	(548)	12,035
VSC-POSCO Steel Corporation (VPS)	5,850	552	380	(37)	(384)	6,361
DALIAN POSCO-CFM Coil Center Co., Ltd.	19,206	972	914	(1,221)	(2,653)	17,218
POS-Tianjin Coil Center Co., Ltd.	1,212	84	55	59	(66)	1,344
Zhangjiagang Pohang Stainless Steel Co., Ltd.	146,393	9,209	6,896	(2,053)	(7,841)	152,604
SHUNDE Pohang Coated Steel Co., Ltd.	30,955	1,783	2,699	(1,580)	(3,010)	30,847
POS-THAI Service Steel Center Co., Ltd.	740	16	38	(38)	(21)	735
Myanmar-POSCO Co., Ltd.	4,633	379	303	274	(254)	5,335
POSINVEST	34,295	92	1,526	1,182	(1,729)	35,366
POSCHROME	3,833	307	1,295	312	92	5,839
Shunde Xingpu Steel Center Co., Ltd.	1,584	17	71	79	(81)	1,670
POS-HYUNDAI STEEL	482	18	19	42	(12)	549
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,308	77	101	(1,973)	(116)	397
POSVINA	—	1,533	2,116	(24)	(204)	3,421
Marubeni Steel Processing Indonesia	347	11	7	11	(8)	368
Qingdao Pohang Stainless Steel Co., Ltd	8,859	—	324	—	3,382	12,565

	1,682,250	26,823	35,697	(23,530)	(23,897)	1,697,343

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

	2003.1.1 ~ 2003.6.30			2002.1.1 ~ 2002.6.30

		Tangibles and			Tangibles and
	Current assets	intangibles	Total	Current assets	intangibles	Total

eNtoB Corporation	(42)	(5)	(47)	2	(5)	(3)
Posteel Co., Ltd.	(5,463)	(5)	(5,468)	54	6	60
POSCO Refractories & Environment (POSREC)	5	(355)	(350)	(3)	(233)	(236)
POS-AC Co., Ltd.	—	(550)	(550)	—	(545)	(545)
POSCO E&C	(86)	(19,876)	(19,962)	16	(32,159)	(32,143)
POSCON Co., Ltd.	—	(796)	(796)	(52)	(1,683)	(1,735)
Changwon Specialty Steel Co., Ltd.	144	(106)	38	327	—	327
POSDATA Co., Ltd.	—	(1,654)	(1,654)	291	75	366
POSCO Machinery Co., Ltd.	—	(1,474)	(1,474)	42	(1,167)	(1,125)
POSCO Machinery & Engineering Co., Ltd.	(7)	(174)	(181)	54	376	430
Pohang Coated., Ltd.	248	—	248	223	—	223
Pohang Steel America Corporation (POSAM)	(7,898)	—	(7,898)	57	—	57
POSCO Australia Pty. Ltd. (POSA)	385	—	385	(172)	—	(172)
POSCO Asia Co., Ltd. (POA)	(210)	—	(210)	(13)	—	(13)
VSC-POSCO Steel Corporation (VPS)	—	34	34	—	34	34
DALIAN POSCO-CFM Coil Center Co., Ltd.	(84)	—	(84)	—	—	—

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

	2003.1.1 ~ 2003.6.30			2002.1.1 ~ 2002.6.30

		Tangibles and			Tangibles and
	Current assets	intangibles	Total	Current assets	intangibles	Total

Zhangjiagang Pohang Stainless Steel Co., Ltd.	(4,642)	9	(4,633)	—	9	9
Shunde Xingpu Steel Center Co., Ltd.	(188)	—	(188)	—	—	—
POS-THAI Service Steel Co., Ltd.	(57)	—	(57)	—	—	—
KOBRASCO	—	—	—	396	—	396
POSCHROME	5	—	5	—	—	—
Posmmit Steel Centre SDN BHD (POS-MMIT)	(2,059)	—	(2,059)	—	—	—
POSVINA	(369)	—	(369)	—	—	—

	(20,318)	(24,952)	(45,270)	1,222	(35,292)	(34,070)

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

	2003.4.1 ~ 2003.6.30			2002.4.1 ~ 2002.6.30

		Tangibles and			Tangibles and
	Current assets	intangibles	Total	Current assets	intangibles	Total

eNtoB Corporation	12	(3)	9	—	(5)	(5)
Posteel Co., Ltd.	(5,373)	(8)	(5,381)	3	3	6
POSCO Refractories & Environment (POSREC)	—	(234)	(234)	1	(201)	(200)
POS-AC Co., Ltd.	—	(485)	(485)	—	(205)	(205)
POSCO E&C	(86)	(22,247)	(22,333)	—	(19,676)	(19,676)
POSCON Co., Ltd.	1	(586)	(585)	(56)	(3,475)	(3,531)
Changwon Specialty Steel Co., Ltd.	(63)	(106)	(169)	155	—	155
POSDATA Co., Ltd.	—	(1,383)	(1,383)	—	(210)	(210)
POSCO Machinery Co., Ltd.	—	(779)	(779)	—	(665)	(665)
POSCO Machinery & Engineering Co., Ltd.	(1)	(123)	(124)	(8)	(488)	(496)
Pohang Coated., Ltd.	(700)	—	(700)	(260)	—	(260)
Pohang Steel America Corporation (POSAM)	3,051	—	3,051	57	—	57
POSCO Australia Pty. Ltd. (POSA)	60	—	60	(437)	—	(437)
POSCO Asia Co., Ltd. (POA)	(215)	—	(215)	(8)	—	(8)
VSC-POSCO Steel Corporation (VPS)	—	17	17	—	17	17
DALIAN POSCO-CFM Coil Center Co., Ltd.	(84)	—	(84)	—	—	—

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued —

	In Millions of Won

	2003.4.1 ~ 2003.6.30			2002.4.1 ~ 2002.6.30

		Tangibles and			Tangibles and
	Current assets	intangibles	Total	Current assets	intangibles	Total

Zhangjiagang Pohang Stainless Steel Co., Ltd.	(4,642)	5	(4,637)	—	5	5
Shunde Xingpu Steel Center Co., Ltd.	(188)	—	(188)	—	—	—
POS-THAI Service Steel Co., Ltd.	(57)	—	(57)	—	—	—
KOBRASCO	—	—	—	(203)	—	(203)
POSCHROME	(8)	—	(8)	(228)	—	(228)
Posmmit Steel Centre SDN BHD (POS-MMIT)	(2,059)	—	(2,059)	—	—	—
POSVINA	(369)	—	(369)	—	—	—

	(10,721)	(25,932)	(36,653)	(984)	(24,900)	(25,884)

Valuation gains and losses on investments recorded as capital adjustments for the six-month periods ended June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003	2002	Remarks

Gain on investments	217,088	198,848	Equity method
Loss on investments	(4,079)	(20,424)	Equity method

	213,009	178,424

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

8. Property, Plant and Equipment:

Property, plant and equipment as of June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003	2002

Buildings and structures	4,440,856	4,301,260
Machinery and equipment	18,241,772	17,508,903
Tools	94,970	87,753
Vehicles	144,776	129,406
Furniture and fixtures	114,717	114,541

	23,037,091	22,141,863
Less: Accumulated depreciation	(15,827,469)	(15,294,665)

	7,209,622	6,847,198
Construction in-progress	1,314,673	1,794,731
Less: Accumulated impairment loss	(318,836)	(240,014)

	995,837	1,554,717
Land	861,810	869,786

	9,067,269	9,271,701

The value of the land based on the posted price issued by the Korean tax authority amounted to KRW2,441,350 million and KRW2,377,912 million as of June 30, 2003 and December 31, 2002, respectively.

As of June 30, 2003, property, plant and equipment are insured against fire and other casualty losses up to KRW3,282,144 million. In addition, the Company carries general insurance for vehicles, gas accident liability and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by KRW3,819 billion as of December 31, 1998. The remaining revaluation increments amounting to KRW3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

8. Property, Plant and Equipment, Continued:

Construction in-progress included in property, plant and equipment includes capital investments in Kwangyang No. 2 Minimill. By a resolution of the Board of Directors at a meeting held in May 1998, the construction on the Minimill has been ceased due to the economic situation in the Republic of Korea and the Asia Pacific region. Previously recognized impairment loss on capital investment in Kwangyang No. 2 Minimill amounted to KRW240,014 million as of December 31, 2002. In addition, the Company recognized impairment loss on capital investments amounting to KRW78,822 million for the six-month period ended June 30, 2003. Accumulated impairment loss as of June 30, 2003 amounted to KRW318,836 million.

The carrying value of property, plant and equipment as of June 30, 2003 are as follows:

	In Millions of Won

	As of Dec. 31, 2002	Acquisition	Disposal	Impairment loss	Others (*)	Depreciation	As of June 30, 2003

Land	869,786	23	1,623	—	(6,376)	—	861,810
Buildings	1,854,447	108,204	2,333	—	7,439	62,079	1,905,678
Structures	946,704	38,787	2,372	—	(7,470)	35,577	940,072
Machinery and equipment	3,985,184	876,484	5,085	—	(1,517)	569,208	4,285,858
Vehicles	15,281	17,339	—	—	16	3,143	29,493
Tools	16,345	8,261	—	—	(75)	4,430	20,101
Furniture and fixtures	29,237	4,162	14	—	59	5,024	28,420
Construction in-progress	1,554,717	573,202	—	78,822	(1,053,260)	—	995,837

	9,271,701	1,626,462	11,427	78,822	(1,061,184)	679,461	9,067,269

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

8. Property, Plant and Equipment, Continued:

The carrying value of property, plant and equipment as of June 30, 2003 are as follows:

	In Millions of Won

	As of March 31, 2003	Acquisition	Disposal	Impairment loss	Others (*)	Depreciation	As of June 30, 2003

Land	865,571		—	—	(3,761)	—	861,810
Buildings	1,849,337	81,797	823	—	6,898	31,531	1,905,678
Structures	941,435	26,338	2,290	—	(7,427)	17,984	940,072
Machinery and equipment	3,847,988	737,261	2,203	—	(1,123)	296,065	4,285,858
Vehicles	22,720	8,693	—	—	15	1,935	29,493
Tools	21,045	1,428	—	—	(75)	2,297	20,101
Furniture and fixtures	28,108	2,861	13	—	80	2,616	28,420
Construction in-progress	1,641,928	291,109	—	78,822	(858,378)	—	995,837

	9,218,132	1,149,487	5,329	78,822	(863,771)	352,428	9,067,269

(*)	Foreign currency translation adjustment and replacement of assets in connection with foreign branches.

The Company’s expenditures in relation to construction in-progress amounted to KRW573,202 million and KRW291,109 for the six-month periods ended June 30, 2003 and 2002, respectively.

As of June 30, 2003 and December 31, 2002, fully depreciated property, plant and equipment still in use amounted to KRW43 million and KRW44 million, respectively.

As of June 30, 2003 and December 31, 2002, the book values of property, plant and equipment, of which operations have been temporary suspended, amounted to KRW3,276 million and KRW3,655 million, respectively.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

9. Intangible Assets:

Intangible assets, net of accumulated amortization, as of June 30, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003	2002

Intellectual property rights	195	227
Port facilities usage rights	126,825	134,209
Development costs and others (Note 28)	214,264	196,705
Land usage rights	3	3

	341,287	331,144

10. Other Assets:

Other assets as of June 30, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003	2002

Other current assets
Short-term loans	2,317	1,183
Accrued income	44,965	36,303
Advance payments	2	—
Prepaid expenses	10,090	2,604
Others (Note 15)	36,152	36,331
Less: Allowance for doubtful accounts	(2,371)	(1,221)

	91,155	75,200

Other long-term assets
Guarantee deposits (Note 26)	1,726	1,612
Others (Note 15)	236,975	228,189
Less: Allowance for doubtful accounts	(173,047)	(173,008)

	65,654	56,793

	156,809	131,993

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

11. Current Portion of Long-Term Debt:

Current portion of long-term debt as of June 30, 2003 and December 31, 2002 are as follows:

	Annual interest
	rate (%)	In Millions of Won

	2003	2003	2002

Foreign currency borrowings, in Won equivalent	LIBOR + 0.60 4.60 ~ 4.90	15,599	18,515
Loans from foreign financial institutions	LIBOR + 0.40 ~ 0.80, 2.00 ~ 6.97	30,883	33,268
Debentures	1.44 ~ 9.00	1,156,708	1,215,671

		1,203,190	1,267,454
Less: Discount on debentures issued		(1,809)	(3,852)

		1,201,381	1,263,602

12. Long-Term Debt:

Long-term debt as of June 30, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003	2002

Foreign currency borrowings, in Won equivalents	31,731	41,487
Loans from foreign financial institutions	283,226	299,436
Debentures	3,519,936	3,888,514

	3,834,893	4,229,437
Less: Current portion	(1,203,190)	(1,267,454)
Discount on debentures issued	(12,881)	(17,670)

	2,618,822	2,944,313

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

12. Long-Term Debt, Continued:

Long-term foreign currency borrowings as of June 30, 2003 and December 31, 2002 are as follows:

	Annual
	interest rate (%)	In Millions of Won

	2003	2003	2002

MIZUHO	4.90	16,740	22,729
Chase Manhattan Bank	LIBOR + 0.60	2,556	5,145
Development Bank of Japan	4.60	12,435	13,613

		31,731	41,487
Less: Current portion		(15,599)	(18,515)

		16,132	22,972

Loans from foreign financial institutions as of June 30, 2003 and December 31, 2002 are as follows:

	Annual
	interest rate (%)	In Millions of Won

	2003	2003	2002

Commerzbank and others	2.00 ~ 6.97	37,008	49,699
Sumitomo Bank	LIBOR + 0.80	67,253	69,677
Citibank	LIBOR + 0.60	178,965	180,060

		283,226	299,436
Less: Current portion		(30,883)	(33,268)

		252,343	266,168

Certain loans from foreign financial institutions are covered by guarantees provided by Korea Development Bank amounting to KRW11,036 million and KRW13,165 million as of June 30, 2003 and December 31, 2002, respectively.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

12. Long-Term Debt, Continued:

Debentures outstanding as of June 30, 2003 and December 31, 2002 are as follows:

	Annual
	interest rate (%)	In Millions of Won

	2003	2003	2002

Domestic debentures	5.00 ~ 9.00	1,900,000	2,100,000
Yankee Bonds	6.6 ~ 7.4	972,269	978,217
Samurai Bonds	1.4 ~ 1.8	647,667	810,297

		3,519,936	3,888,514
Less: Current portion		(1,156,708)	(1,215,671)
Discount on debentures issued		(12,881)	(17,670)

		2,350,347	2,655,173

Maturities of long-term debt outstanding as of June 30, 2003 are as follows:

	In Millions of Won

		Foreign	Loans from foreign
		currency	financial
	Debentures	borrowings	institutions	Total

2004.7 - 2005.6	953,902	7,413	191,124	1,152,439
2005.7 - 2006.6	898,923	1,913	12,159	912,995
2006.7 - 2007.6	510,403	1,913	12,159	524,475
2007.7 - 2008.6	—	1,913	10,934	12,847
Thereafter	—	2,980	25,967	28,947

Total	2,363,228	16,132	252,343	2,631,703

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

13. Accrued Severance Benefits:

Details of accrued severance benefits for the six-month period ended June 30, 2003 are as follows:

	Accrued severance	National Pension	Group severance
	benefits	Fund	insurance deposits

Beginning balance	178,684	128	104,888
Increase	20,788	—	1,469
Decease	3,329	12	496

As of March 31, 2003	196,143	116	105,861

Increase	26,501	—	31,338
Decease	1,346	—	405

Ending balance	221,298	116	136,794

As of June 30, 2003 the Company has funded approximately 61.8% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

14. Other Liabilities:

Other liabilities as of June 30, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003	2002

Other current liabilities
Advances received	22,521	17,105
Unearned revenue	1,609	1,998
Others	90,492	1,633

	114,622	20,736

Other long-term liabilities
Others	31,440	34,260

	146,062	54,996

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

15. Commitments and Contingencies:

As of June 30, 2003, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

	In U.S. Dollars and		Won equivalent
	in Millions of Won		(In Millions)	Financial institution

Related company
VPS	US$	2,052,631	2,449	Credit Lyonnais
POSAM		5,000,000	5,965	Bank of America
MSPI		1,800,000	2,148	Korea Exchange Bank
POS-HYUNDAI STEEL		202,744	242	India Development Bank and others
Posinvest		92,000,000	109,765	Industrial and Commercial Bank of China and others
Zhangjiagang Pohang Stainless Steel Co., Ltd.		22,000,000	26,248	Bank of China

	US$	123,055,375	146,817

Others
Dae Kyeong Special Steel		4,318		Korea Development Bank
Co., Ltd.	US$	3,249,470	8,195
DC Chemical Co., Ltd.		2,242	2,242	LG-Caltex Gas
S U S	US$	11,465,014	13,679	J-EXIM

		6,560
	US$	14,714,484	24,116

		6,560
	US$	137,769,859	170,933

As of December 31, 2002, the Company provided payment guarantees for affiliated companies and others amounting to KRW154,413 million and KRW25,006 million, respectively.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

15. Commitments and Contingencies, Continued:

As of June 30, 2003, the Company provided one blank promissory note to the Bank of China and three blank promissory notes and others to Korea Development Bank, as collateral for outstanding loans.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of June 30, 2003, 211 million tons of iron ore and 36 million tons of coal remained to be purchased under such long-term contracts.

The Company has entered into a bank overdraft agreement with Woori Bank amounting to KRW10,000 million and mid-day overdraft agreement amounting to KRW150,000 million as of June 30, 2003.

The Company has guaranteed usage of the bulk carriers of Keo Yang Shipping Co., Ltd. in order to ensure the transportation of raw materials through 2010.

As of June 30, 2003, the Company acquired certain tools and equipment under operating lease agreements from Macquarie IT KOREA Lease Company. The Company’s rent expenses, with respect to the above lease agreements amounted to KRW1,803 million and KRW3,713 million for the three-month period ended June 30, 2003 and six-month period ended June 30, 2003. Future lease payments under the above leases agreements are as follows:

In Millions of Won

July 1, 2003 ~ December 31, 2003	4,114
2004	5,907
2005	3,575
2006	582

14,178

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

15. Commitments and Contingencies, Continued:

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. The Company and Raytheon disagreed as to which company is responsible for the payment of the US$53,200,000 amount due. In the meantime, both companies agreed that each would pay half of the amount until the dispute is resolved. The Company, therefore, made a payment of US$26,600,000. Should the dispute be resolved in Raytheon’s favor, the Company may be required to reimburse Raytheon for its US$26,600,000 debt payment made on behalf of POSVEN. In addition, should the dispute, with respect to the completion of facility construction, be resolved in Raytheon’s favor, each shareholder of POSVEN, including the Company, is required to proportionally take over 10% of the equity (amounting to US$11,200,000) owned by Raytheon.

In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was determined. Accordingly, the payment amounting to KRW172,996 million made on behalf of POSVEN and recorded as other investment, is fully reserved as part of allowance for doubtful accounts as of December 31, 2002. The Company suspended applying the equity method for POSVEN due to its negative book value (see Note 7).

The Company is named as a defendant in various domestic and foreign legal actions arising from the normal course of business. The aggregate amounts of domestic and foreign claims with the Company as the defendant amounted to approximately KRW2,996 million and US$9,050,000 as of June 30, 2003. These litigations are pending as of June 30, 2003. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

15. Commitments and Contingencies, Continued:

In addition, the litigation in relation to a severance payment was decided in favor of the Company in August 2001. As a result, the Company recorded other receivables amounting to KRW43,378 million and allowances for bad debts amounting to KRW41,724 million, for receivables with uncertain collectibility (excluding receivables from related parties) as of June 30, 2003.

As of June 30, 2003, the Company entered into an agreement with Posteel Co., Ltd., an affiliated company, to supply steel and by-products amounting to KRW900,000 million a year.

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The accompanying non-consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

16. Capital Surplus:

Capital surplus as of June 30, 2003 and December 31, 2002 consists of the following:

	In Millions of Won

	2003	2002

Revaluation surplus (Note 8)	3,172,776	3,172,776
Additional paid-in capital	463,825	463,825
Other capital surplus (*)	49,352	49,352

	3,685,953	3,685,953

(*) Other capital surplus consists of gain on sale of treasury stock and valuation of the treasury stock fund.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

17. Retained Earnings:

Retained earnings as of June 30, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003	2002

Appropriated
Legal reserve	241,202	241,202
Reserve for research and human resource development	746,666	626,666
Reserve for overseas investment loss	—	28,200
Reserve for business rationalization	918,300	918,300
Reserve for business expansion	6,119,500	4,982,500
Appropriated retained earnings for dividends	144,044	119,523

	8,169,712	6,916,391
Unappropriated	1,086,974	1,566,843

	9,256,686	8,483,234

Legal Reserve -

The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Other Legal Reserve -

Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

17. Retained Earnings, Continued:

Interim Dividend -

The Company declared interim dividends which are scheduled to be approved through a resolution of the Board of Directors on July 22, 2003. Details of interim dividends in 2003 and 2002 are as follows:

	In Millions of Korea Won

	2003		2002

	Dividend	Dividend	Dividend	Dividend
	Ratio (%)	amount	Ratio (%)	amount

Common shares	20%	81,649	10%	40,842

Dividend Payout Ratio -

	In Millions of Won

	2003	2002

Total dividends	81,649	40,842
Net income	1,018,668	358,635
Dividend payout ratio	8.02%	11.39%

Dividend Yield Ratio -

	In Korean Won

	2003	2002

Dividend per share	1,000	500
Market price as of balance sheet date	124,000	133,500
Dividend yield ratio	0.81%	0.37%

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

18.     Capital Adjustments:

Capital adjustments as of June 30, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003	2002

Treasury stock	(925,965)	(915,995)
Valuation gain on investment securities (Note 7)	(292,427)	(193,641)
Foreign-based operations translation adjustment	23,148	24,842

	(1,195,244)	(1,084,794)

As of June 30, 2003, the Company holds 8,221,266 and 912,010 shares of its own common stock amounting to KRW824,852 million and specified money in trust amounting to KRW101,113 million, respectively.

The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, the Company decided to sell 875,066 shares of its treasury stock to the association of employee stock ownership on July 23, 2003 which is scheduled to be approved by the Board of Directors on July 22, 2003 and the difference between the fair value and the proceeds from sale will be recognized as welfare expenses.

The Company operates one branch in Japan, and the resulting translation gain included in the capital adjustments, as discussed in Note 2 to the non-consolidated financial statements, amounted to KRW23,148 million and KRW24,842 million as of June 30, 2003 and December 31, 2002, respectively.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

19. Stock Option Plan:

The Company granted stock options to its executive officers, including affiliates’ executive officers, in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant (*)	2nd Grant (*)	3rd Grant (*)	4th Grant

Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002	April. 26, 2003
Exercise price	KRW98,900 per share	KRW136,400 per share	KRW116,100 per share	KRW102,900 per share
Number of shares	459,167 shares	58,200 shares	21,340 shares	141,500 shares
Exercise period	July 24, 2003 ~ July 23, 2008	April 28, 2004 ~ April 27, 2009	Sept. 19, 2004 ~ Sept. 18, 2009	April 27, 2005 ~ April 26, 2010

Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

The Company applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation cost are proportionally allocated and accounted for as stock compensation costs and other liabilities.

The compensation costs for stock options granted to employees and executives recognized for the six-month period ended June 30, 2003 and for the future periods are as follows:

(*) The Company changed the number of shares granted and the exercise price as presented above according to the resolution of the Board of Directors on April 26, 2003 in order to retire gains.

	1st Grant	2nd Grant	3rd Grant	4th Grant	Total

Prior periods	KRW	KRW	KRW	KRW	KRW
	8,268	—	20	—	8,288
For the three-month period ended March 31, 2003	(6,949)	—	(20)	—	(6,969)
For the three-month period ended June 30, 2003	7,709	—	26	208	7,943
For the six-month period ended June 30, 2003	760	—	6	208	974
Future periods	293	—	40	2,098	2,431

	9,321	—	66	2,306	11,693

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

20. Derivatives:

The Company has entered into cross currency swap agreements with financial institutions to reduce currency risks. Swap contracts outstanding as of June 30, 2003 are as follows:

		Contract amount		Annual interest rate (%)

	Period	Receipt	Payments	Receipt	Payments

Citibank and others	March 2002	US$ 174,000	JPY 22,867,580	US$ 7.13	JPY 2.93
~ July 2004

The gains and losses on currency swap for the six-month periods ended June 30, 2003 and 2002 are as follows:

	In Millions of Won

	2003.1.1	2003.4.1	2003.1.1	2002.1.1	2002.4.1	2002.1.1
	~	~	~	~	~	~
	2003.3.31	2003.6.30	2003.6.30	2002.3.31	2002.6.30	2002.6.30

Valuation gain	103	1,189	1,292	2,081	—	2,081
Valuation loss	—	—	—	—	(17,897)	(17,897)

	103	1,189	1,292	2,081	(17,897)	15,816

21. Cost of Goods Sold:

Cost of goods sold for the three-month periods ended June 30, 2003 and 2002 and six-month periods ended June 30, 2003 and 2002 consists of the following:

	In Millions of Won

	For the three-month period ended		For the six-month period ended
	June 30, 2003		June 30, 2002

	2003	2002	2003	2002

Finished goods at the beginning of the period	126,131	209,393	162,549	239,371
Cost of goods manufactured	2,526,397	2,116,705	4,790,773	4,193,039
Transfer to other accounts	(48,101)	30,395	(103,427)	39,699
Finished goods at the end of the period	(138,229)	(164,441)	(138,229)	(164,441)

Cost of goods sold for finished goods	2,466,198	2,192,052	4,711,666	4,307,668
Others	59,540	88,265	111,805	171,998

Total	2,525,738	2,280,317	4,823,471	4,479,666

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

22. Selling and Administrative Expenses:

Selling and administrative expenses for the three-month periods ended June 30, 2003 and 2002 and six-month periods ended June 30, 2003 and 2002 consist of the following:

	In Millions of Won

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30

	2003	2002	2003	2002

Selling expenses	105,042	100,152	200,788	195,553
Fees and charges	15,928	9,521	33,779	26,248
Salaries and wages	17,201	14,949	32,475	27,775
Rent	11,660	9,506	22,914	18,850
Welfare	14,076	9,260	22,562	15,300
Depreciation	9,112	8,846	18,188	16,574
Advertising	5,617	6,242	17,223	13,558
Research and development	11,310	7,034	20,163	12,231
Provision for severance benefits	2,555	2,233	5,029	4,030
Training	2,448	2,465	4,705	3,855
Repairs	3,037	2,518	4,602	4,435
Travel	2,242	2,068	4,224	4,085
Supplies	885	327	2,507	3,261
Communications	1,114	1,221	2,253	2,446
Taxes and public dues	586	952	2,226	1,204
Vehicle expenses	853	984	1,821	1,776
Entertainment	537	1,542	1,008	2,020
Subscriptions and printing	420	393	711	684
Utilities	263	215	510	431
Insurance	95	102	203	208
Others	11,809	5,686	7,728	13,888

	216,790	186,216	405,619	368,412

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

23. Donations:

Donations contributed by the Company for the three-month periods ended June 30, 2003 and 2002 and six-month periods ended June 30, 2003 and 2002 consist of the following:

	In Millions of Won

	For the three-month		For the six-month periods
	periods ended June 30		ended June 30

	2003	2002	2003	2002

POSCO Educational Foundation	—	5,000	19,400	5,000
Employee benefit welfare	—	—	43,100	—
Others	562	455	1,981	1,408

	562	5,455	64,481	6,408

24. Income Taxes:

The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 27.06% and 24.50% in 2003 and 2002, respectively.

Income tax expense for the six-month periods ended June 30, 2003 and 2002 consists of the following:

	In Millions of Won

	2003	2002

Current income taxes	397,396	153,073
Deferred income taxes	(38,845)	(68,973)

	358,551	84,100

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

24. Income Taxes, Continued:

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

	In Millions of Won

	2003	2002

Net income before income tax expense	1,377,219	442,735
Statutory tax rate	29.7%	29.7%

Income tax expense computed at statutory rate	409,034	131,492
Tax credit	(50,744)	(46,411)
Other, net	261	(981)

Income tax expense	358,551	84,100

Effective rate	26.03%	19.00%

Components of deferred income taxes as of June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	Beginning balance		Ending balance
	(as of December 31,	Increase	(as of June 30,
	2002)	(decrease)	2003)

Deferred income tax assets
Reserve for special repairs	(154,132)	1,437	(152,695)
Deferred foreign exchange losses	17,644	(5,212)	12,432
Allowance for severance benefits	652	(652)	—
Current assets	71,284	23,410	94,694
Allowance for doubtful accounts	63,156	629	63,785
Accrued income	(10,690)	(2,622)	(13,312)
Reserve for technology developments	(221,760)	(15,345)	(237,105)
Others	105,671	31,263	136,934

Net deferred income tax assets (liabilities)	(128,175)	32,908	(95,267)

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

25.     Earnings per share :

Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted average number of common shares outstanding during the period.

	Number of	Number of shares in	Number of	Weighted
Period	shares issued	treasury stock (*)	days outstanding	number of shares

2003.1.1 ~ 2003.3.31	90,781,795	9,105,054	90	7,350,906,690
2003.4.1 ~ 2003.6.30	90,781,795	9,133,276	91	7,430,015,229

				14,780,921,919

(*)	Weighted average

Period	Weighted average number of common shares

2003.4.1 ~ 2003.6.30	7,430,015,229 ÷ 91 = 81,648,519
2003.1.1 ~ 2003.6.30	14,780,921,919 ÷ 181 = 81,662,552

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

25. Earnings per share, Continued:

Earnings per share and diluted earnings per share are calculated as follows:

	For the three-month	For the three-month	For the six-month
	period ended	period ended	period ended
	March 31, 2003	June 30, 2003	June 30, 2003

Net income (In Millions of Won)	468,673	549,995	1,018,668
Weighted average number of shares of common stock	81,676,741	81,648,519	81,662,552

Earnings per share in Korean Won	5,738	6,736	12,474

	For the three-month	For the six-month	For the twelve-month
	period ended	period ended	period ended
	June 30, 2002	June 30, 2002	December 31, 2002

Net income (In Millions of Won)	168,165	358,635	1,101,325
Weighted average number of shares of common stock	82,132,940	81,900,640	81,932,084

Earnings per share (In Korean Won)	2,047	4,379	13,442

Diluted earnings per share -

Diluted earnings per share for the three months ended June 30, 2003 and 2002 and six-months ended June 30, 2003 and 2002 are the same as basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of June 30, 2003 and 2002 and March 31, 2003 and 2002.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

26. Foreign Currency Translation:

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2003 and December 31, 2002 are as follows:

	2003			2002

	Foreign currency		Won equivalent	Foreign currency		Won equivalent

			(In Millions)			(In Millions)
Assets:
Cash (*)	US$	200,151,744	238,801	US$	65,468,977	78,588
	JPY	250,000,000	2,491	JPY	250,000,000	2,532
Trade receivables	US$	68,096,466	81,246	US$	64,017,785	76,847
	JPY	1,418,332,406	14,133	JPY	955,530,483	9,678
	EUR	1,340,470	1,826	EUR	456,710	574
Other receivables	US$	1,948,724	2,325	US$	862,128	1,035
	JPY	227,015,719	2,262	JPY	77,814,049	788
Trading securities	US$	20,679,151	24,672	US$	28,993,070	34,804
Guarantee deposits	US$	370,654	442	US$	297,091	357

			368,198			205,203

Liabilities:
Trade payables	US$	153,547,577	183,198	US$	153,433,334	184,181
	JPY	536,570,077	5,346	JPY	144,975,101	1,468
	EUR	102,985	140	EUR	190,905	240
Other accounts payable	US$	3,625,650	4,326	US$	6,027,536	7,235
	JPY	115,610,750	1,152	JPY	89,559,735	907
	EUR	36,200	49	EUR	7,723	10
Accrued expenses	US$	106,983,358	127,642	US$	78,498,088	94,229
	JPY	928,210,958	9,249	JPY	1,184,497,963	11,997
	EUR	1,377,130	1,876	EUR	5,691,534	7,156
Debentures (**)	US$	814,910,000	972,269	US$	814,910,000	978,217
	JPY	65,000,000,000	647,667	JPY	80,000,000,000	810,297
Foreign currency borrowings	US$	2,142,857	2,556	US$	4,285,714	5,145
	JPY	2,928,000,000	29,175	JPY	3,588,000,000	36,342
Loans from foreign financial institutions	US$	185,869,205	221,761	US$	189,380,163	227,332
	JPY	1,884,357,425	18,776	JPY	2,983,289,425	30,217
	EUR	31,335,398	42,689	EUR	33,313,207	41,887

			2,267,871			2,436,860

(*)	Includes cash and cash equivalents, short-term financial instruments, and long-term financial instruments.

(**)	Presented at face value.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

27. Related Party Transactions:

Significant transactions, which occurred in the ordinary course of business, with related companies for the six-month periods ended June 30, 2003 and 2002 and the related account balances as of June 30, 2003 and December 31, 2002, are as follows:

	In Millions of Won

	Sales		Purchases		Receivables		Payables

Company	2003	2002	2003	2002	2003	2002	2003	2002

POSCO E&C	2,510	1,413	189,779	470,698	26,197	8,495	24,693	72,310
Posteel Co., Ltd.	518,433	709,538	14,518	746	45,777	186,335	1,344	900
POSCON Co., Ltd.	19	25	63,729	62,621	8,720	4,399	11,873	15,741
Pohang Steel Co., Ltd.	125,625	106,386	511	697	21,998	25,477	178	121
POSCO Machinery & Engineering Co., Ltd.	9	16	41,753	37,918	2,122	2,119	7,655	6,795
POSDATA Co., Ltd.	420	391	97,146	74,064	1,571	118	27,680	26,908
POSCO Research Institute	—	—	3,509	3,137	—	—	—	3,370
Seung Kwang Co., Ltd.	—	—	53	1	583	583	—	1
POS-AC Co., Ltd.	218	201	4,876	7,826	—	—	434	481
Changwon Specialty Steel Co., Ltd.	49	249	28,330	25,246	52	79	8,025	12,879
POSCO Machinery Co., Ltd.	13	1	38,852	34,160	418	317	8,423	9,561
POSTECH	27	25	—	—	—	—	45	42
POSREC	51	13	73,460	72,226	20	4	16,087	16,271
POSAM	—	96,125	105	160	—	—	—	—
POSA	—	—	21,928	95,899	—	—	2,448	587
POSCAN	—	—	14,884	21,757	—	—	—	—
POA	179,372	—	41,887	33,190	14,169	16,965	2,806	2,960
PIO	96,208	—	3,860	1,372	3,656	3,092	155	231
DALIAN POSCO — CFM Coated Steel	5,036	—	—	4	—	—	—	—
POS-Tianjin Coil Center Co., Ltd.	280	—	—	—	—	—	—	—
Zhanjiagang Pohang Coated Steel Co., Ltd.	89,480	9	—	—	—	—	—	—
SHUNDE Pohang Coated Steel Co., Ltd.	220	2	—	—	2,448	—	—	—
POS-THAI	190	—	—		—		—
POSINVEST	—	—	224	669	—	—	55	277
Korea Daily News	—	—	155	107	—	—	1	42
eNtoB Corporation	—	—	27,858	3,742	—	—	2,523	1,728
MIDAS IT	—	—	47	—	—	—	—	—
POSVEN	—	—	—	—	172,996	172,996	—	—
KOBRASCO	—	—	36,082	39,332	—	—	5,279	5,065
UPI	121,523	—	—	—	12,221	—	—	—
POSCHROME	—	—	14,598	10,444	—	—	—	—

	1,139,683	914,394	718,144	996,016	312,948	420,979	119,704	176,270

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

28. Research and Development Costs:

The Company capitalized costs directly related to the ERP system and process innovation as other intangible assets. The summary of other intangible assets as of June 30, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003	2002

Beginning balance	196,705	177,320
Increase	46,080	71,134
Decrease	(28,521)	(51,749)

Ending balance	214,264	196,705

Research and development costs for the three-month periods ended June 30, 2003 and 2002 and six-month periods ended June 30, 2003 and 2002 are as follows:

	In Millions of Won

	For the three-month		For the six-month periods
	periods ended June 30		ended June 30

	2003	2002	2003	2002

Ordinary research cost	1,568	1,079	3,011	2,103
Development cost	51,262	43,942	99,092	86,490

	52,830	45,021	102,103	88,593

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

29. Regional Information:

The Company has one plant in Pohang and another plant in Kwangyang in the Republic of Korea.

General information on the operations of both plants as of June 30, 2003 are as follows:

	Pohang Mill	Kwangyang Mill

Regional Major Products -
Major Facilities:
Hot Roll	HR, HR Sheet	HR coil, HR Sheet
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR Coil, etc.	—
Half-finished goods	Slab, Bloom	Slab
Major Facilities:
Furnaces	1~4 furnaces, F furnace,	1~5 furnaces
COREX
Steel manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2 HR	1~3 HR, Mini mill
Cold Roll	1~2 CR	1~4 CR
Others	HR, Steel plate, STS	—
and others
Number of employees	9,294 persons	7,191 persons

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

29. Regional Information, Continued:

Regional financial status as and operating results of June 30, 2003 and December 31, 2002 and for the six-month periods ended June 30, 2003 and 2002 are as follows:

2003	In Millions of Won

	Pohang	Kwangyang	Others	Total

Sales (*)	3,502,476	3,261,603	23,867	6,787,946

Fixed assets:
Property, plant and equipment (**)	4,592,681	4,372,485	102,103	9,067,269
Intangible assets	235,940	105,346	—	341,286

Total	4,828,621	4,477,831	102,103	9,408,555

Depreciation	341,063	372,761	386	714,210

2002	In Millions of Won

	Pohang	Kwangyang	Others	Total

Sales (*)	3,001,186	2,433,995	19,172	5,454,353

Fixed assets:
Property, plant and equipment (**)	4,562,581	4,604,791	104,329	9,271,701
Intangible assets	216,618	114,526	—	331,144

Total	4,779,199	4,719,317	104,329	9,602,845

Depreciation	277,266	339,263	27,665	644,194

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

29. Regional Information, Continued:

Regional financial status as of June 30, 2003 and December 31, 2002 and for the three-month periods ended June 30, 2003 and 2002 are as follows:

	In Millions of Won

2003	Pohang	Kwangyang	Others	Total

Sales (*)	1,823,493	1,691,307	12,027	3,526,827

Fixed assets:
Property, plant and equipment (**)	4,592,681	4,372,485	102,103	9,067,269
Intangible assets	235,940	105,346	—	341,286

Total	4,828,621	4,477,831	102,103	9,408,555

Depreciation	180,866	189,304	(170)	370,000

	In Millions of Won

2002	Pohang	Kwangyang	Others	Total

Sales (*)	1,548,908	1,236,824	8,951	2,794,683

Fixed assets:
Property, plant and equipment (**)	4,562,581	4,604,791	104,329	9,271,701
Intangible assets	216,618	114,526	—	331,144

Total	4,779,199	4,719,317	104,329	9,602,845

Depreciation	145,346	183,917	5,521	334,784

(*) No inter-plant transactions between the two plants.

(**) Presented at book value.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of June 30, 2003 and
for the three-month periods ended June 30, 2003 and
six-month periods ended June 30, 2003 and 2002
(Unaudited — See Independent Accountant’s Report)

30. Professional Staff Development Cost:

The Company’s expenditure on education and training fees, in relation to the development of professional personnel, for the six-month periods ended June 30, 2003 and 2002 amounted to KRW8,959 million and KRW8,805, respectively. Details are as follows:

	In millions of Won

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30

	2003	2002	2003	2002

Fees for studying abroad	1,238	1,009	3,067	2,299
Fees for education consigned to outside	610	519	1,130	842
Tutorial fees	693	614	1,165	878
Others	1,959	1,879	3,597	2,823

	4,500	4,021	8,959	6,842

31. Employees Welfare:

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as restaurant facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to KRW210,882 million and KRW146,425 million for the six- month periods ended June 30, 2003 and 2002, respectively.

32. Reclassification of Prior Year Financial Statement Presentation:

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.